SYSCO CORPORATION 2003 ANNUAL REPORT

From Farm to Fork

PE 6-28-03



SEP 29 2003

(In thousands, except for share data, employees and shareholders)	June 28, 2003	Fiscal Year Ended June 29, 2002	June 30, 2001	Percent Change 2003-02	2002-01
Sales	$ 26,140,337	$ 23,350,504	$ 21,784,497	12%	7%
Earnings before income taxes	1,260,387	1,100,870	966,655	14	14
Net earnings	778,288	679,787	596,909	14	14
Diluted earnings per share	1.18	1.01	0.88	17	15
Dividends declared per share	0.42	0.34	0.27	24	26
Shareholders' equity per share	3.41	3.26	3.16	5	3
Capital Expenditures	$ 435,637	$ 416,393	$ 341,138	5	22
Return on average shareholders' equity	36%	31%	31%	5	–
Diluted average shares outstanding	661,535,382	673,445,783	677,949,351	(2)	(1)
Number of employees	47,400	46,800	43,000	1	9
Number of shareholders of record	15,533	15,510	15,493	–	–

SYSCO is a vital player in moving food and related products from "farm to fork" – the market leader with about 13 percent share in the approximately $200 billion North American foodservice distribution industry. The company distributes from 145 locations across North America to more than 420,000 restaurants, hotels, motels, schools, colleges, cruise ships, summer camps, sports stadiums, theme parks and other foodservice locations. Supported by more than 47,400 employees, SYSCO is helping its customers create healthy, appetite-pleasing menus that keep their dining patrons returning again and again.

Today's restaurant patrons crave experiences to satisfy both their hunger and their senses. The passion and artistry to create such experiences lies within the foodservice operators; SYSCO is the partner behind the scenes, sourcing new foods to embellish a recipe, or providing services to help our customers realize their success.

SYSCO can provide everything to prepare meals away from home – from plump artichokes to fresh strawberries, aged beef to vegetarian fare, scrumptious desserts to premium coffee, as well as restaurant supplies and equipment.

In addition, SYSCO assures that its brands will conform to stringent food safety, cleanliness, quality and consistency standards. For fiscal 2003, SYSCO Brand sales were 48.6 percent of traditional broadline sales (excluding Canadian operations). SYSCO's brands include the cornerstone Supreme, Imperial, Classic and Reliance quality level products, as well as brands designed for specific market segments like Arrezzio and Casa Solana for ethnic foods, Block & Barrel for delicatessen items and House Recipe for tabletop condiments.

From the farm to the fork, SYSCO's role is key in helping customers bring their dreams to life and produce memorable dining experiences.







Customers depend on SYSCO's Hidden Cove brand for fresh jewels of the sea. On its' journey to diners' plates, seafood is continually checked by our Quality Assurance professionals for freshness, weight, uniformity, portion size and other characteristics.

Merchandising is the first link in moving products to diners' tables. Recently SYSCO introduced Hidden Cove, a premium fresh seafood brand that has been well received. SYSCO's branding process for seafood ensures that the identity of the seafood product is accurate. In addition, our quality assurance standards far exceed current government standards that regulate seafood.

SYSCO's seafood program gives customers the comfort of knowing exactly what to expect because SYSCO's Quality Assurance professionals monitor the seafood through the supply chain to its final destination. Along the way, Quality Assurance inspects plants at the point of origin and follows the product through the chain to the SYSCO customer, ready for a delicious meal.

A new program being introduced in the fall of 2003 was developed for frozen seafood products. These products will conform to types of specifications similar to those for SYSCO's fresh seafood and provide the dining public with another quality-assured protein alternative to enjoy.



Our specialty meat companies are center-of-the-plate masters, whether it's sophisticated cuts of lamb, juicy premium aged steaks or a variety of pork, poultry and game meats. A commitment to stringent standards produces cutting edge products and performance.

The SYSCO specialty companies offer customized services for foodservice operators who have greater specialization and menu differentiation needs. For example, a regional or national hotel chain can specify fresh, precision-cut steaks, a certain lamb entreé, or perhaps exotic produce. SYSCO can supply the unique as well as the ordinary, with the same consistency and quality, to all the hotel's locations. The company supplies beef under its Buckhead Beef and Newport Meat national brands. Lamb, veal and other center-of-the-plate protein products are offered as well. Specialty meat operations have been expanded to Florida, New Jersey and Chicago, and a Denver facility is planned for fiscal 2004.

FreshPoint offers specialty produce programs on a regional basis and is expanding to national distribution, while Guest Supply focuses on hotel operating supplies and amenities. SYSCO's broadline companies may offer products to customers from the specialty companies or may "bundle" services for customers who need fine-tuned programs and want products delivered directly from the specialty companies.

Asian Foods, Inc., SYSCO's newest specialty company, supplies the $1 billion-plus Asian cuisine foodservice market, which requires unique products and specialized marketing. A Chicago facility is scheduled for fiscal 2004 to complement operations in Kansas City, MO and St. Paul, MN.



Sweet, rosy red strawberries are beautiful to behold and tantalizing to taste. SYSCO's fresh produce line includes a wide range of fresh fruits and vegetables, from the exotic to the everyday items that chefs consider a must to have on hand.

Continually, SYSCO teams with suppliers to develop products that appeal to the eye as well as the palate. For the strawberry program developed several years ago, the challenge proposed to the grower was to produce a perfect strawberry with a full red color that was sweet to the taste. The berries also had to be sized uniformly to provide consistency in each and every package. The packaging itself was to be designed for efficient storage and delivery, since proper warehousing and accurate, on-time delivery of products in good condition are critical to customer satisfaction.

The supplier met the challenge by using several specialized berries grown in four different temperature regions to ensure product availability year round. The strawberry cartons were designed with a strong lid to protect the delicate berries during transportation, warehousing and delivery. SYSCO was the first to use such protective containers, raising the bar for the industry. In any given week, SYSCO's fleet of more than 8,500 vehicles will deliver approximately 38,500 cartons of plump, tasty SYSCO Natural or Classic brand strawberries to be enjoyed by diners throughout North America.

To Our Shareholders:

It is both a privilege and an honor to lead your company and to share with you the outstanding fiscal 2003 performance of North America's leading foodservice marketer and distributor.

We are very pleased that the enclosed financial statements confirm another record-breaking year: Sales rose by 11.9 percent to $26.1 billion and diluted earnings per share were up 16.8 percent to $1.18. Return on average shareholders' equity increased to an impressive 36 percent. Return on average total capital rose to 23 percent compared to 21 percent last year, due to operating efficiencies resulting from best practices. As we look at a few of the micro-measures that underlie much of those bottom-line results, we see that for our broadline foodservice companies, pieces per stop in the fourth quarter this year grew to 54.5 from 53.9 last year. In addition, pieces per error, a measure of our service to our customers and an indicator of better expense control, improved from 558 to 699, a 25 percent increase.

This year the Annual Report has been designed to provide a greater focus on financial information and we encourage you to read it in detail. In this letter we focus on some of the qualitative aspects that explain the growth and vibrancy of our company and our industry.

Although we were extremely pleased with *what* occurred in FY 2003, the numbers tell very little about *how* SYSCO, during a very challenging time, continues to excel. In a word, it is the *spirit* of our associates, now more than 47,400 strong, as well as the entrepreneurial culture that fosters the autonomy of each and every one of our operating entities, that propels this company past all competitors. This Annual Report is dedicated to the women and men of SYSCO who have always found new ways, while operating within the strictest ethical guidelines, to help our customers succeed.

To understand the culture and indomitable spirit of the SYSCO organization, it is important to have a feel for the nuances of the foodservice business, which we serve. Think of the incredible variety of offerings we, as consumers, have learned to expect when we choose to go out, pick up a meal on the way home or have a meal delivered – Thai, Italian, French, Tex-Mex, fine dining, pizza, hamburger, fast casual, fusion, bistro – and on and on. And, in fact, every foodservice operator strives to differentiate her offerings from her competition's. Our options are numerous, varied and exciting and they contribute to the ongoing robustness of the food-prepared-away-from-home industry.

It is the service component, however, that really distinguishes SYSCO's market. Whether fine dining, quick serve, college cafeteria or healthcare location, our customers, most of whom are foodservice operators, know that the quality of service is just as important as the quality of the menu items. They know there is no higher endeavor than to serve others.

These two elements – quality food and outstanding service – are at the heart of this great and vibrant industry. Think of one of your most memorable dining experiences with family, friends or associates – maybe presenting a diamond to a loved one across the table, or sharing the news of a career promotion. There's a good chance that your memory is one of a special and inexplicable experience – the magic of dining out. And that magic happens millions of times every day in the U.S. and Canada.

It is against that backdrop that SYSCO associates begin their day. The SYSCO associates, working from our 145 distribution locations, procure, sell and distribute food and related products to restaurants, hospitals, retirement homes, schools, colleges, business and industry locations, hotels, cruise ships,



Left: Richard J. Schnieders
Chairman and Chief Executive Officer

Right: Thomas E. Lankford
President and Chief Operating Officer

theme parks and other locations where meals are prepared away from home. The SYSCO associates are the nodes on a network connecting our suppliers – all the way back to the farm – to our more than 420,000 customers. That large, complex and flexible network provides the infrastructure that undergirds the foodservice industry. SYSCO merchandisers, for example, are constantly monitoring and overseeing inventories to make certain that when the customer orders a product, he or she can be confident it will arrive in a timely manner. Warehouse personnel, using advanced technology, receive, store and load on trucks hundreds of thousands of different items at fill rates that make sure our customers get what they order and demonstrate our superior service within our industry. More than 8,500 multi-temperature state-of-the-art vehicles are managed by over 9,900 delivery associates, who not only transport but also carefully and courteously unload at customers' locations more than a billion cases of products per year. Administrative associates help to assure accurate and smooth customer transactions and support. Finally, SYSCO's approximately 8,100 marketing associates are trained to work closely with the foodservice operators to assist them with product selection, menu analysis, and operational issues to help those customers be more successful.

In this large, diverse, fast-moving business, the women and men of SYSCO are the key ingredient to our continuing performance. Their talent coupled with technology has generated a level of innovation that is unsurpassed in foodservice distribution. Most amazingly, the order-to-delivery cycle described above usually happens in 24 hours or less.

And SYSCO continues to build for the future. Where others have deployed short-term tactics, we constantly invest in the human and technical resources to position the company for the long-term. One illustration of this sustainable direction is the energy and capital committed to our National Supply Chain Initiative. This is a system of forward/consolidating warehouses that will receive, store and redistribute about half the items carried for sale by multiple SYSCO operating companies. The benefits of this network are numerous: for our customers it means higher levels of service and a wider range of product offerings at a lower cost; for suppliers it means significant cost reductions as demand data is aggregated and passed up the chain to them; at SYSCO, we will realize substantially lower investments in inventory and ultimately in facility expansions, while improving warehouse and logistics efficiencies. The first redistribution center warehouse will open in Virginia in the fall of 2004, and we expect to begin realizing the benefits about six months after operations commence.

In building for the future, we also will continue to add marketing associates, our sales professionals who are the lifeline to our customers. Another vital component of our business model is increasing sales of SYSCO Brand products. We will continue to endeavor to grow brand sales, combining our extensive product knowledge and commitment to quality with the opportunity for customers to enjoy greater product yields and more convenience in food preparation.

We also expect that our future growth will be fueled by expansion through fold-outs (building new facilities in an established SYSCO marketing area that is served from a distant location) and selective acquisitions to complement our existing portfolio of broadline, specialty and quick service distribution companies.

Resolutely, we continue to maintain our long-term financial objectives: 1) high single-digit real sales growth (as defined in Management's Discussion and Analysis); 2) earnings per share growth at least five percentage points above real sales growth; 3) add 3 percent per year to sales from acquisitions, on average; 4)return on average shareholders' equity of at least 33 percent; and 5) long-term debt to capitalization ratio of 35 percent to 40 percent. In fiscal 2003 we achieved or exceeded all these goals, and as a result, are raising our long-term return on equity target to 37 percent.

We know that you, our shareholders, are interested not only in the financial and operational results we report but also in the integrity of the underlying reporting processes. For more than 33 years, the SYSCO management team has continually enhanced the quantity and quality of the metrics we use to manage our business and that we use to communicate with our stakeholders. SYSCO's financial reporting has passed stringent internal and external reviews and we are committed to constantly upgrading our methodologies. Our data collection and analysis tools are consistently becoming more sophisticated and effective. For instance, on a daily basis, managers at our operating companies and at the corporate office can pinpoint information on the sales and gross profit with respect to every customer, and even each individual case of product. These data-mining techniques are extremely powerful and support decision-making throughout the organization.

In today's environment of closer scrutiny, corporate governance has generated a significant amount of debate, legislation and regulation. SYSCO's Board of Directors has adopted a set of principles that provide the framework for the governance of SYSCO, many of which we already had been following. They include the functions of the Board; Director qualifications and responsibilities; and CEO evaluation and management succession, among others. To us at SYSCO, the underlying principle is simple–"Do the right thing." For additional information, access the corporate governance link at www.sysco.com.

As we look to our future, it is bright, and it is bright not so much because of our market-leading technologies, although they are important. Our future is promising primarily because of SYSCO's people, and the human connections, from farmer to processor, from processor to SYSCO, from SYSCO to our customers, and from those foodservice professionals to their patrons. These relationships, imbued with dignity and respect, will sustain SYSCO and allow this great organization to continually provide a foundation for the foodservice industry.

Richard J. Schnieders
Chairman and Chief Executive Officer

Thomas E. Lankford
President and Chief Operating Officer

Sales
in millions of dollars


17,423
19,303
21,784
23,351
26,140
99
00
01
02
03

Net Earnings
(before accounting change)
in thousands of dollars


362,271
453,629
596,909
679,787
778,288
99
00
01
02
03

Diluted EPS
(before accounting change)
in dollars


0.54
0.68
0.88
1.01
1.18
99
00
01
02
03

Return On Average Total Capital
(before accounting change)


16%
18%
21%
21%
23%
99
00
01
02
03

Return On Average Shareholders' Equity
(before accounting change)


27%
30%
31%
31%
36%
99
00
01
02
03

(Dollars in thousands except for per share data, employees and shareholders)	2003	2002	2001	2000	1999
Results of Operations					
Sales	$ 26,140,337	$ 23,350,504	$ 21,784,497	$ 19,303,268	$ 17,422,815
Costs and expenses					
Cost of sales	20,979,556	18,722,163	17,513,138	15,649,551	14,207,860
Operating expenses	3,836,507	3,467,379	3,232,827	2,843,755	2,547,266
Interest expense	72,234	62,897	71,776	70,832	72,839
Other, net	(8,347)	(2,805)	101	1,522	963
Total costs and expenses	24,879,950	22,249,634	20,817,842	18,565,660	16,828,928
Earnings before income taxes	1,260,387	1,100,870	966,655	737,608	593,887
Income taxes	482,099	421,083	369,746	283,979	231,616
Earnings before cumulative effect of accounting changes	778,288	679,787	596,909	453,629	362,271
Cumulative effect of accounting change	-	-	-	(8,041)	-
Net earnings	$ 778,288	$ 679,787	$ 596,909	$ 445,588	$ 362,271
Effective income tax rate	38.25%	38.25%	38.25%	38.5 %	39%
Per Common Share Data [1]					
Diluted earnings per share:					
Earnings before accounting change	$ 1.18	$ 1.01	$ 0.88	$ 0.68	$ 0.54
Cumulative effect of accounting change	-	-	-	(0.01)	-
Net earnings	1.18	1.01	0.88	0.67	0.54
Dividends declared	0.42	0.34	0.27	0.23	0.20
Shareholders' equity	$ 3.41	$ 3.26	$ 3.16	$ 2.60	$ 2.11
Diluted average shares outstanding	661,535,382	673,445,783	677,949,351	669,555,856	673,593,338
Performance Measurements					
Pretax return on sales	4.82%	4.71%	4.44%	3.82%	3.41%
Return on average shareholders' equity before accounting change	36%	31%	31%	30%	27%
Return on average total capital before accounting change (equity plus long-term debt)	23%	21%	21%	18%	16%
Financial Position					
Current ratio	1.34	1.52	1.37	1.47	1.66
Working capital	$ 928,405	$ 1,082,925	$ 772,770	$ 840,608	$ 948,252
Other assets	1,384,327	1,138,682	960,475	747,463	460,146
Plant and equipment (net)	1,922,660	1,697,782	1,516,778	1,340,226	1,227,669
Total assets	6,936,521	5,989,753	5,352,987	4,730,145	4,081,205
Long-term debt	1,249,467	1,176,307	961,421	1,023,642	997,717
Shareholders' equity	2,197,531	2,132,519	2,100,535	1,721,584	1,394,221
Other Data					
Dividends declared	$ 273,852	$ 225,530	$ 180,702	$ 152,427	$ 129,516
Capital expenditures	435,637	416,393	341,138	266,413	286,687
Number of employees	47,400	46,800	43,000	40,400	35,100
Shareholder Data					
Closing price of common share at year end [1]	$ 29.55	$ 27.22	$ 27.15	$ 21.07	$ 15.38
Price/earnings ratio at year end - diluted [1],[2]	25	27	31	31	28
Market price per common share-high/low [1]	$ 33-21	$ 30-22	$ 30-19	$ 22-13	$ 16-10
Number of shareholders of record at year end	15,533	15,510	15,493	15,207	15,485

[1] The data presented reflects the 2-for-1 stock splits of December 15, 2000 and March 20, 1998.

[2] Ratios for 2000 and 1998 are before the effects of accounting changes.

1998	1997	1996	1995	1994	1993	1-Year Growth Rates 2003	5-Year Compound Growth Rates 1999-2003	10-Year Compound Growth Rates 1994-2003	20-Year Compound Growth Rates 1984-2003
$ 15,327,536	$ 14,454,589	$ 13,395,130	$ 12,118,047	$ 10,942,499	$ 10,021,513	**12%**	11%	10%	14%
12,499,636	11,835,959	10,983,796	9,927,448	8,971,628	8,225,275				
2,236,932	2,076,335	1,917,376	1,736,625	1,568,773	1,427,394				
58,422	46,502	41,019	38,579	36,272	39,004				
53	(162)	(1,004)	(2,223)	(1,756)	(2,137)				
14,795,043	13,958,634	12,941,187	11,700,429	10,574,917	9,689,536				
532,493	495,955	453,943	417,618	367,582	331,977	**14**	19	14	15
207,672	193,422	177,038	165,794	150,830	130,170				
324,821	302,533	276,905	251,824	216,752	201,807	**14**	19	14	16
(28,053)	-	-	-	-	-				
$ 296,768	$ 302,533	$ 276,905	$ 251,824	$ 216,752	$ 201,807	**14**	21	14	16
39%	39%	39%	40%	41%	39%				
$ 0.47	$ 0.43	$ 0.37	$ 0.34	$ 0.29	$ 0.26	**17**	20	16	16
(0.04)	-	-	-	-	-				
0.43	0.43	0.37	0.34	0.29	0.26	**17**	22	16	16
0.17	0.15	0.13	0.11	0.09	0.07	**24**	20	20	21
$ 1.98	$ 1.99	$ 2.01	$ 1.89	$ 1.67	$ 1.52	**5**	11	8	12
686,880,362	712,167,188	739,430,592	749,525,192	757,855,924	775,069,704				
3.47%	3.43%	3.39%	3.45%	3.36%	3.31%				
22%	21%	20%	19%	18%	19%				
15%	15%	14%	14%	13%	13%				
1.61	1.72	1.81	1.88	1.85	1.87				
$ 825,727	$ 821,955	$ 855,887	$ 836,603	$ 736,593	$ 660,338				
449,068	413,762	412,436	411,712	394,860	350,450				
1,151,054	1,058,432	990,642	896,079	817,221	759,857				
3,780,189	3,433,823	3,319,943	3,097,161	2,811,729	2,530,043				
867,017	685,620	581,734	541,556	538,711	494,062				
1,326,639	1,374,612	1,451,224	1,383,472	1,224,415	1,124,291	**3**	11	7	12
$ 115,218	$ 101,980	$ 91,044	$ 76,791	$ 62,643	$ 50,583				
259,353	210,868	235,891	201,577	161,485	127,879				
33,400	32,000	30,600	28,100	26,200	24,200				
$ 12.75	$ 9.25	$ 8.57	$ 7.38	$ 5.82	$ 6.16				
27	22	23	22	20	24				
$ 14-9	$ 10-7	$ 9-7	$ 8-6	$ 8-6	$ 7-6				
16,142	17,890	19,160	21,112	19,860	17,798				

	Year Ended		
(In thousands except for share data)	June 28, 2003	June 29, 2002	June 30, 2001
Sales	$ 26,140,337	$ 23,350,504	$ 21,784,497
Costs and expenses			
Cost of sales	20,979,556	18,722,163	17,513,138
Operating expenses	3,836,507	3,467,379	3,232,827
Interest expense	72,234	62,897	71,776
Other, net	(8,347)	(2,805)	101
Total costs and expenses	24,879,950	22,249,634	20,817,842
Earnings before income taxes	1,260,387	1,100,870	966,655
Income taxes	482,099	421,083	369,746
Net earnings	$ 778,288	$ 679,787	$ 596,909
Net earnings:			
Basic earnings per share	$ 1.20	$ 1.03	$ 0.90
Diluted earnings per share	1.18	1.01	0.88

See Notes to Consolidated Financial Statements

(In thousands except for share data)	June 28, 2003	June 29, 2002
Current assets		
Cash	$ 337,447	$ 198,439
Receivables	2,009,627	1,760,827
Inventories	1,230,080	1,117,869
Deferred taxes	—	34,188
Prepaid expenses	52,380	41,966
Total current assets	3,629,534	3,153,289
Plant and equipment at cost, less depreciation	1,922,660	1,697,782
Other assets		
Goodwill and intangibles, less amortization	1,113,960	922,222
Restricted cash	83,807	32,000
Other	186,560	184,460
Total other assets	1,384,327	1,138,682
Total assets	$6,936,521	$5,989,753
Current liabilities		
Notes payable	$ 101,822	$ 66,360
Accounts payable	1,637,505	1,349,330
Accrued expenses	624,451	599,324
Income taxes	9,193	41,596
Deferred taxes	307,211	—
Current maturities of long-term debt	20,947	13,754
Total current liabilities	2,701,129	2,070,364
Other liabilities		
Long-term debt	1,249,467	1,176,307
Deferred taxes	498,396	441,570
Other long-term liabilities	289,998	168,993
Total other liabilities	2,037,861	1,786,870
Contingencies		
Shareholders' equity		
Preferred stock, par value $1 per share		
Authorized 1,500,000 shares, issued none	—	—
Common stock, par value $1 per share		
Authorized 1,000,000,000 shares, issued 765,174,900 shares	765,175	765,175
Paid-in capital	249,235	217,891
Retained earnings	3,373,853	2,869,417
Other comprehensive loss	(152,381)	(65,435)
	4,235,882	3,787,048
Less cost of treasury stock, 121,517,325 and 111,634,603 shares	2,038,351	1,654,529
Total shareholders' equity	2,197,531	2,132,519
Total liabilities and shareholders' equity	$6,936,521	$5,989,753

See Notes to Consolidated Financial Statements

(In thousands except for share data)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount
Balance at July 1, 2000	382,587,450	$382,587	$ 76,967	$2,292,254	$ —	51,102,663	$1,030,224
Net earnings for year ended June 30, 2001				596,909			
Dividends declared				(180,702)			
Treasury stock purchases						16,000,000	428,196
Treasury stock issued for acquisitions			184,357			(12,025,208)	(136,696)
Stock options exercised			(11,099)			(3,677,972)	(34,529)
Employees' Stock Purchase Plan			16,713			(1,630,208)	(17,770)
Management Incentive Plan			9,167			(834,702)	(8,431)
Minimum pension liability adjustment					(5,624)		
2-for-1 stock split	382,587,450	382,588	(89,287)	(293,301)		51,102,663	
Balance at June 30, 2001	765,174,900	$765,175	$186,818	$2,415,160	$ (5,624)	100,037,236	$1,260,994
Net earnings for year ended June 29, 2002				679,787			
Dividends declared				(225,530)			
Treasury stock purchases						18,000,000	473,558
Treasury stock issued for acquisitions			12,517			(1,116,303)	(12,251)
Stock options exercised			(10,750)			(2,650,714)	(32,837)
Employees' Stock Purchase Plan			17,030			(1,784,529)	(24,104)
Management Incentive Plan			12,276			(851,087)	(10,831)
Minimum pension liability adjustment					(59,811)		
Balance at June 29, 2002	765,174,900	$765,175	$217,891	$2,869,417	$ (65,435)	111,634,603	$1,654,529
Net earnings for year ended June 28, 2003				778,288			
Dividends declared				(273,852)			
Treasury stock purchases						16,500,000	478,471
Treasury stock issued for acquisitions			6,984			(951,127)	(9,270)
Disqualifying dispositions			8,386				
Stock options exercised			(8,895)			(2,918,905)	(42,588)
Employees' Stock Purchase Plan			14,410			(1,886,090)	(29,809)
Management Incentive Plan			10,459			(861,156)	(12,982)
Minimum pension liability adjustment					(119,683)		
Foreign currency translation adjustment					32,737		
Balance at June 28, 2003	765,174,900	$765,175	$249,235	$3,373,853	$(152,381)	121,517,325	$2,038,351

See Notes to Consolidated Financial Statements

(In thousands)	June 28, 2003	June 29, 2002	June 30, 2001
		Year Ended	
Cash flows from operating activities:			
Net earnings	$ 778,288	$ 679,787	$596,909
Add non-cash items:			
Depreciation and amortization	273,142	278,251	248,240
Deferred tax provision	481,330	263,492	6,199
Provision for losses on receivables	27,133	25,904	21,740
Additional investment in certain assets and liabilities, net of effect of businesses acquired:			
(Increase) in receivables	(218,150)	(32,360)	(87,616)
(Increase) in inventories	(69,959)	(17,804)	(50,938)
(Increase) decrease in prepaid expenses	(9,509)	(680)	6,547
Increase (decrease) in accounts payable	237,360	(357)	33,377
(Decrease) increase in accrued expenses and other long-term liabilities	(85,294)	(23,403)	73,737
(Decrease) increase in income taxes	(33,121)	(81,736)	106,047
(Increase) decrease in other assets	(8,380)	(6,114)	982
Net cash provided by operating activities	1,372,840	1,084,980	955,224
Cash flows from investing activities:			
Additions to plant and equipment	(435,637)	(416,393)	(341,138)
Proceeds from sales of plant and equipment	14,629	20,711	12,750
Acquisition of businesses, net of cash acquired	(209,010)	(234,618)	(10,363)
Increase in restricted cash	(51,807)	(32,000)	—
Net cash used for investing activities	(681,825)	(662,300)	(338,751)
Cash flows from financing activities:			
Bank and commercial paper borrowings (repayments)	85,224	(143,593)	(72,055)
Other debt (repayments) borrowings	(12,098)	384,114	(41,417)
Cash from termination of interest rate swap	15,359	—	—
Common stock reissued from treasury	101,312	86,328	75,511
Treasury stock purchases	(478,471)	(473,558)	(428,196)
Dividends paid	(261,854)	(213,275)	(173,701)
Net cash used for financing activities	(550,528)	(359,984)	(639,858)
Effect of exchange rates on cash	(1,479)	—	—
Net increase (decrease) in cash	139,008	62,696	(23,385)
Cash at beginning of year	198,439	135,743	159,128
Cash at end of year	$ 337,447	$ 198,439	$135,743
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 69,103	$ 61,354	$ 71,791
Income taxes	28,747	239,792	251,567

See Notes to Consolidated Financial Statements

SUMMARY OF ACCOUNTING POLICIES

Business and Consolidation Sysco Corporation (SYSCO) is engaged in the marketing and distribution of a wide range of food and related products to the foodservice or "food-prepared-away-from-home" industry. These services are performed for approximately 420,000 customers from 145 distribution facilities located throughout the United States and Canada.

The accompanying financial statements include the accounts of SYSCO and its subsidiaries. All significant intercompany transactions and account balances have been eliminated. Certain amounts in the prior years have been reclassified to conform to the fiscal 2003 presentation, including restricted cash previously classified as cash and cash equivalents and other long-term liabilities related to pension and deferred compensation plans previously classified as accrued expenses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses. Actual results could differ from the estimates used.

Accounts Receivable Accounts receivable consist primarily of trade receivables from customers and receivables from suppliers for marketing or incentive programs. SYSCO evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. In circumstances where the company is aware of a specific customer's inability to meet its financial obligation to SYSCO, a specific allowance for doubtful accounts is recorded to reduce the receivable to the net amount reasonably expected to be collected. In addition, allowances are recorded for all other receivables based on an analysis of historical trends of write-offs and recoveries. The company utilizes specific criteria to determine uncollectible receivables to be written off including bankruptcy, accounts referred to outside parties for collection and accounts past due over specified periods. The allowance for doubtful accounts receivable was $35,005,000 as of June 28, 2003 and $30,338,000 as of June 29, 2002. Customer accounts written off, net of recoveries, were $24,771,000 or 0.09% of sales, $26,068,000 or 0.11% of sales, and $23,045,000 or 0.11% of sales for fiscal 2003, 2002 and 2001, respectively.

Inventories Inventories consisting primarily of finished goods include food and related products held for resale and are valued at the lower of cost (first-in, first-out method) or market. Elements of costs include the purchase price of the product and freight charges to deliver the product to the company's warehouses and are net of certain cash or non-cash consideration received from vendors (see "Vendor Consideration").

Plant and Equipment Capital additions, improvements and major renewals are classified as plant and equipment and are carried at cost. Depreciation is recorded using the straight-line method, which reduces the book value of each asset in equal amounts over its estimated useful life. Maintenance, repairs and minor renewals are charged to earnings when they are incurred. Upon the disposition of an asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

Applicable interest charges incurred during the construction of new facilities are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives. Interest capitalized during construction periods for the past three years was $5,244,000 in 2003, $3,746,000 in 2002 and $2,995,000 in 2001.

A summary of plant and equipment, including the related accumulated depreciation, appears below:

	June 28, 2003	June 29, 2002	Estimated Useful Lives
Plant and equipment, at cost			
Land	$ 174,959,000	$ 131,188,000	
Buildings and improvements	1,567,768,000	1,390,712,000	10-40 years
Equipment	1,860,410,000	1,695,043,000	3-20 years
	3,603,137,000	3,216,943,000	
Accumulated depreciation	(1,680,477,000)	(1,519,161,000)	
Net plant and equipment	$ 1,922,660,000	$ 1,697,782,000	

Goodwill and Intangibles Goodwill and intangibles represent the excess of cost over the fair value of tangible net assets acquired. Intangibles with definite lives are amortized over their useful lives. Goodwill and intangibles with indefinite lives are not amortized. The recoverability of goodwill and intangibles is assessed annually or more frequently, as needed, by determining whether the fair values of the applicable reporting units exceed their carrying values. The company updates its analysis of the recoverability of goodwill and intangibles when events or changes have occurred that would suggest an impairment of carrying value. Accumulated amortization of goodwill and intangibles was $141,731,000 and $139,977,000 as of June 28, 2003 and June 29, 2002, respectively.

Foreign Currency Translation The assets and liabilities of all Canadian subsidiaries are translated at current exchange rates. Related translation adjustments are recorded as a component of other accumulated comprehensive income.

Revenue Recognition The company recognizes revenue from the sale of a product when it is considered to be realized or realizable and earned. The company determines these requirements to be met at the point at which the product is delivered to the customer. The company grants certain customers sales incentives such as rebates or discounts and treats these as a reduction of sales at the time the sale is recognized.

Vendor Consideration SYSCO recognizes consideration received from vendors when the services performed in connection with the monies received are completed. There are several types of cash consideration received from vendors. In many instances, the vendor consideration is in the form of a specified amount per case or per pound. In these instances, SYSCO will recognize the vendor consideration as a reduction of cost of sales when the product is sold. In the situations where the vendor consideration is not related directly to specific product purchases, SYSCO will recognize these as a reduction of cost of sales when the earnings process is complete, the related service is performed and the amounts realized. In certain of these latter instances, the vendor consideration represents a reimbursement of a specific incremental identifiable cost incurred by SYSCO in selling the vendor's product. In these cases, SYSCO classifies the consideration as a reduction of those costs with any excess funds classified as a reduction of cost of sales and recognizes these in the period where the costs are incurred and related services performed.

Insurance Program SYSCO maintains a self-insurance program covering portions of workers' compensation, group medical, general and vehicle liability costs. The amounts in excess of the self-insured levels are fully insured. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Stock-Based Compensation SYSCO accounts for its stock compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations under which no compensation cost has been recognized.

Options issued before September 2001 may vest over a five-year period beginning on the date of grant if certain operating performance measures are attained, or will vest fully nine and one-half years from the date of grant to the extent not previously vested. Options issued in September 2001 and after generally vest ratably over a specified five-year period.

The following table provides comparative pro forma net earnings and earnings per share had compensation cost for these plans been determined using the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," for all periods presented:

	Year Ended		
	June 28, 2003	June 29, 2002	June 30, 2001
Net earnings:			
Net earnings	**$778,288,000**	$679,787,000	$596,909,000
Stock-based compensation expense, net of taxes	**(51,862,000)**	(37,344,000)	(11,406,000)
Pro forma net earnings	**$726,426,000**	$642,443,000	$585,503,000
Basic earnings per share:			
Basic earnings per share	**$ 1.20**	$ 1.03	$ 0.90
Stock-based compensation expense, net of taxes	**(0.08)**	(0.06)	(0.02)
Pro forma basic earnings per share	**$ 1.12**	$ 0.97	$ 0.88
Diluted earnings per share:			
Diluted earnings per share	**$ 1.18**	$ 1.01	$ 0.88
Stock-based compensation expense, net of taxes	**(0.08)**	(0.06)	(0.02)
Pro forma diluted earnings per share	**$ 1.10**	$ 0.95	$ 0.86

The weighted average fair value of options granted was $6.88 and $8.81 during fiscal 2003 and 2002, respectively. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2003 and 2002, respectively: dividend yield of 1.45% and 1.26%; expected volatility of 25% and 22%; risk-free interest rates of 2.7% and 4.8%; and expected lives of five years and eight years.

The weighted average fair value of employee stock purchase rights issued pursuant to the Employees' Stock Purchase Plan was $4.14 and $3.96 during fiscal 2003 and 2002, respectively. The fair value of the stock purchase rights was calculated as the difference between the stock price at date of issuance and the employee purchase price.

The pro forma presentation includes options granted after 1995. The pro forma effects for fiscal 2003, 2002, and 2001 are not necessarily indicative of the pro forma effects in future years.

Shipping and Handling Costs Shipping and handling costs include costs associated with the selection of products and delivery to customers. Included in operating expenses are shipping and handling costs of approximately $1,505,360,000 in fiscal 2003, $1,328,428,000 in fiscal 2002, and $1,297,944,000 in fiscal 2001.

Income Taxes SYSCO follows the liability method of accounting for income taxes as required by the provisions of SFAS No. 109, "Accounting for Income Taxes."

Cash Flow Information For cash flow purposes, cash includes cash equivalents such as time deposits, certificates of deposit, short-term investments and all highly liquid instruments with original maturities of three months or less.

Acquisitions During fiscal 2003, SYSCO or one of its subsidiaries acquired for cash a broadline foodservice operation, two quickservice operations, a custom meat-cutting operation, a specialty distributor of products to the Asian foodservice market and a distributor of paper and chemical products. During fiscal 2002, SYSCO acquired for cash and/or stock a custom meat-cutting operation, a company that supplies products to the lodging industry and substantially all of the assets and certain liabilities of a Canadian broadline foodservice operation. During fiscal 2001, SYSCO acquired for cash and/or stock two custom meat-cutting operations, two broadline foodservice companies and one company that supplies products to the lodging industry.

During fiscal 2003, in the aggregate, the company paid cash of $209,010,000 and issued 951,127 shares for acquisitions during fiscal 2003 and for contingent consideration and restructuring costs related to operations acquired in previous fiscal years.

Acquisitions of businesses are accounted for using the purchase method of accounting and the financial statements include the results of the acquired operations from the respective dates they joined SYSCO. The acquisitions were immaterial, individually and in the aggregate, to the consolidated financial statements.

The purchase price of the acquired entities was allocated to the net assets acquired and liabilities assumed based on the estimated fair value at the dates of acquisition, with any excess of cost over the fair value of net assets acquired (including intangibles) recognized as goodwill. The balances included in the Consolidated Balance Sheets related to the fiscal 2003 acquisitions are based upon preliminary information and are subject to change when final asset and liability valuations are obtained. Material changes to the preliminary allocations are not anticipated by management.

During the third quarter of fiscal 2003, SYSCO recorded $16,300,000 as additional cost of the acquisition of a Canadian broadline foodservice operation and as accrued expenses. These costs relate to plans to exit activities of the acquired operations and primarily consist of termination of leases on facilities and equipment and the involuntary termination of employees.

Certain acquisitions involve contingent consideration typically payable only in the event that certain operating results are attained or certain outstanding contingencies are resolved. Aggregate contingent consideration amounts outstanding as of June 28, 2003 included approximately 3,503,000 shares and $31,111,000 in cash, which, if distributed, could result in the recording of up to $100,548,000 in additional goodwill. Such amounts typically are to be paid out over periods of up to five years from the date of acquisition.

In August 2003, SYSCO signed a definitive agreement to acquire certain assets of the Stockton, California foodservice operations from Smart & Final, Inc. The transaction was completed in September 2003.

Derivative Financial Instruments SYSCO manages its debt portfolio by targeting an overall desired position of fixed and floating rates and may employ interest rate swaps from time to time to achieve this goal. The company does not use derivative financial instruments for trading or speculative purposes.

In March 2002, SYSCO entered into an interest rate swap agreement with a notional amount of $200,000,000 related to the $200,000,000 aggregate principal amount of 4.75% notes due July 30, 2005. The objective of such transaction was to protect the debt against changes in fair value due to changes in the benchmark interest rate, which was designated as six-month LIBOR in arrears less 84.5 basis points. Under the interest rate swap agreement, SYSCO received a fixed rate equal to 4.75% per annum and paid the benchmark interest rate. SYSCO designated its interest rate swap agreement as a fair value hedge of the underlying debt. Interest expense on the debt was adjusted to include payments made or received under the hedge agreement. In June 2003, SYSCO terminated this swap agreement and received approximately $15,359,000 representing the fair value of the swap agreement at the time of termination. A corresponding amount is reflected as an increase in the carrying value of the related debt to reflect its fair value at termination. This increase in the carrying value of the debt is being amortized as a reduction of interest expense over the remaining term of the debt.

New Accounting Standards SYSCO adopted the provisions of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," effective at the beginning of fiscal 2003. As a result, the amortization of goodwill was discontinued. Management completed its assessment of the impact that the adoption of SFAS No. 142 had on the company's consolidated financial statements and determined that there was no impairment to the carrying value of goodwill.

The following table provides comparative net earnings and earnings per share had the non-amortization provision been in effect for all periods presented:

	Year Ended		
	June 28, 2003	June 29, 2002	June 30, 2001
Net earnings:			
Net earnings	$778,288,000	$679,787,000	$596,909,000
Goodwill amortization, net of taxes	–	14,533,000	12,089,000
Adjusted net earnings	$778,288,000	$694,320,000	$608,998,000
Basic earnings per share:			
Basic earnings per share	$ 1.20	$ 1.03	$ 0.90
Goodwill amortization, net of taxes	–	0.02	0.02
Adjusted basic earnings per share	$ 1.20	$ 1.05	$ 0.92
Diluted earnings per share:			
Diluted earnings per share	$ 1.18	$ 1.01	$ 0.88
Goodwill amortization, net of taxes	–	0.02	0.02
Adjusted diluted earnings per share	$ 1.18	$ 1.03	$ 0.90

SYSCO adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective in fiscal 2003. The adoption of SFAS No. 144 has not had a material effect on the company's consolidated financial statements.

SYSCO has adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain guarantees to be recorded at fair value and also requires a guarantor to make certain disclosures regarding guarantees. This interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements became effective for SYSCO's financial statements for the third quarter of fiscal 2003. The adoption of this interpretation did not have a material impact on SYSCO's consolidated financial statements or disclosures.

SYSCO adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," in the third quarter of fiscal 2003. SFAS No. 148 provides alternative methods of transition to SFAS No. 123, "Accounting for Stock-Based Compensation," fair value method of accounting for stock-based employee compensation if a company elects to adopt these provisions. SFAS No. 148 also specifies required disclosures of an entity's accounting policy with respect to stock-based employee compensation on reported net earnings and earnings per share in annual and interim financial statements.

SYSCO has adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor." The provisions of EITF No. 02-16 are effective for fiscal periods beginning after December 15, 2002 with certain provisions effective for arrangements entered into after November 21, 2002. EITF No. 02-16 provides guidance as to the recognition and classification of monies received from vendors. SYSCO's historical accounting policies are consistent with the provisions of EITF No. 02-16 and thus SYSCO chose to adopt this accounting policy during the third quarter of fiscal 2003. The adoption of this consensus did not have an impact on SYSCO's consolidated financial statements.

SYSCO adopted the provisions of the EITF Issue 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination," effective October 2002. EITF No. 02-17 addresses the intangible asset recognition criteria of SFAS No. 141, "Business Combinations," and provides that an intangible asset related to customer relationship intangibles may exist even though the relationship is not evidenced by a contract. The adoption of this consensus did not have a material impact on SYSCO's consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Multiple-Deliverable Revenue Arrangements." EITF No. 00-21 addresses how to account for revenue arrangements with multiple deliverables and provides guidance relating to when such arrangements should be divided into components for revenue recognition purposes. The consensus will be effective for agreements entered into in fiscal 2004 with early adoption permitted. The adoption of this consensus will not have a material impact on SYSCO's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51." This interpretation introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The interpretation's consolidation provisions apply immediately to variable interests in variable interest entities (VIE's) created after January 31, 2003 and apply in the first fiscal year or interim period beginning after June 15, 2003 to VIE's acquired before February 1, 2003. The adoption of this interpretation will not have a material impact on SYSCO's consolidated financial statements.

ADDITIONAL FINANCIAL INFORMATION

Income Taxes The income tax provisions consist of the following:

	2003	2002	2001
United States federal income taxes	**$408,902,000**	$ 372,498,000	$ 322,837,000
State, local and foreign income taxes	**73,197,000**	48,585,000	46,909,000
Total	**$482,099,000**	$ 421,083,000	$ 369,746,000

Included in the income taxes charged to earnings are net deferred tax provisions of $481,330,000, $263,492,000, and $6,199,000 in fiscal 2003, 2002 and 2001, respectively. The deferred tax provisions result from the effects of net changes during the year in deferred tax assets and liabilities arising from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

United States income taxes have not been provided on undistributed earnings of Canadian subsidiaries. The company intends to permanently reinvest the unremitted earnings of its Canadian subsidiaries in those businesses outside of the United States and, therefore, has not provided for deferred income taxes on such unremitted foreign earnings.

Significant components of SYSCO's deferred tax assets and liabilities are as follows:

	June 28, 2003	June 29, 2002
Net long-term deferred tax liabilities (assets):		
Deferred supply chain distributions	**$321,388,000**	$ 266,673,000
Excess tax depreciation and basis differences of assets	**301,515,000**	264,696,000
Casualty insurance	**(27,169,000)**	(27,759,000)
Deferred compensation	**(27,489,000)**	(20,423,000)
Pension	**(86,859,000)**	(43,587,000)
Other	**17,010,000**	1,970,000
Total net long-term deferred tax liabilities (assets)	**498,396,000**	441,570,000
Net current deferred tax liabilities (assets):		
Deferred supply chain distributions	**409,662,000**	—
Receivables	**(18,980,000)**	(19,681,000)
Inventory	**(19,181,000)**	(18,706,000)
Net operating tax loss carryforward	**(54,184,000)**	—
Other	**(10,106,000)**	4,199,000
Total net current deferred tax liabilities (assets)	**307,211,000**	(34,188,000)
Total net deferred tax liabilities	**$805,607,000**	$ 407,382,000

The increase in net deferred tax liability balances from June 29, 2002 to June 28, 2003 was primarily due to the deferral of federal and state income tax payments resulting from the company's reorganization of its supply chain. The increase in total deferred tax liability balances related to this item was approximately $464,377,000 for the year ended June 28, 2003. A portion of the deferral related to this item was classified as a current deferred tax liability as of June 28, 2003 due to the timing of when the related income tax payments will become payable.

The company has had taxable earnings during each year of its 34-year existence except for fiscal 2003. In fiscal 2003, the company had a net operating tax loss primarily as a result of the deferral of the supply chain distributions. These deferrals will reverse in fiscal 2004. The company knows of no reason that it will not have taxable earnings in future years. Consequently, SYSCO believes that it is more likely than not that the entire benefit of existing differences will be realized and therefore no valuation allowance has been established for deferred tax assets.

Reconciliations of the statutory federal income tax rate to the effective income tax rates are as follows:

	2003	2002	2001
United States statutory federal income tax rate	**35.00%**	35.00%	35.00%
State and local income taxes, net of federal income tax benefit	**3.07**	2.42	2.63
Other	**0.18**	0.83	0.62
	38.25%	38.25%	38.25%

Restricted Cash SYSCO is required by its insurers to collateralize the self-insured portion of its workers' compensation and liability claims. Previously, the collateral requirements were met by issuing letters of credit. These letters of credit were replaced with funds deposited in an insurance trust. In addition, in certain acquisitions, SYSCO has placed funds into escrow to be disbursed to certain sellers in the event that certain operating results are attained or certain contingencies are resolved. The increase in restricted cash from June 29, 2002 to June 28, 2003 was due to the timing of depositing funds to replace letters of credit as they expired and to the depositing of funds into escrow relating to recent acquisitions.

Shareholders' Equity Basic earnings per share have been computed by dividing net earnings by the weighted average number of shares of common stock outstanding during those respective years. Diluted earnings per share have been computed by dividing net earnings by the weighted average number of shares of common stock outstanding during those respective years adjusted for the dilutive effect of stock options outstanding using the treasury stock method.

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for the periods presented follows:

	2003	2002	2001
Numerator:			
Income available to common shareholders	**$778,288,000**	$ 679,787,000	$ 596,909,000
Denominator:			
Weighted-average basic shares outstanding	**650,600,652**	661,808,432	665,551,228
Dilutive effect of employee and director stock options	**10,934,730**	11,637,351	12,398,123
Weighted-average diluted shares outstanding	**661,535,382**	673,445,783	677,949,351
Basic earnings per share	**$ 1.20**	$ 1.03	$ 0.90
Diluted earnings per share	**1.18**	1.01	0.88

The number of options which were not included in the diluted earnings per share calculation because the effect would have been antidilutive was approximately 13,620,000, 365,000 and zero for fiscal 2003, 2002 and 2001, respectively.

Comprehensive income is net earnings plus certain other items that are recorded directly to shareholders' equity. The amounts recorded to other comprehensive loss with respect to minimum pension liability were $119,683,000, net of tax of $74,136,000, for the year ended June 28, 2003, $59,811,000, net of tax of $37,049,000, for the year ended June 29, 2002 and $5,624,000, net of tax of $3,484,000, for the year ended June 30, 2001. The amount recorded to other comprehensive loss related to foreign currency translation adjustment was a gain of $32,737,000 for the year ended June 28, 2003. Comprehensive income was $691,342,000, $619,976,000 and $591,285,000 for the fiscal years ended June 28, 2003, June 29, 2002 and June 30, 2001, respectively.

Debt SYSCO has uncommitted bank lines of credit, which provided for unsecured borrowings for working capital of up to $95,000,000 at June 28, 2003 and up to $125,000,000 at June 29, 2002. There were no borrowings outstanding under these lines of credit as of June 28, 2003 or June 29, 2002.

SYSCO's debt consists of the following:

	June 28, 2003	June 29, 2002
Commercial paper, interest averaging 2.7% in 2003 and 2.6% in 2002	**$ 151,748,000**	$ 63,293,000
Senior notes, interest at 6.5%, maturing in 2005	**149,823,000**	149,733,000
Senior notes, interest at 7.0%, maturing in 2006	**200,000,000**	200,000,000
Senior notes, interest at 4.75% maturing in 2006	**215,068,000**	199,569,000
Senior notes, interest at 7.25%, maturing in 2007	**99,851,000**	99,813,000
Senior notes, interest at 6.1%, maturing in 2012	**199,431,000**	199,366,000
Debentures, interest at 7.16%, maturing in 2027	**50,000,000**	50,000,000
Debentures, interest at 6.5%, maturing in 2029	**224,404,000**	224,381,000
Industrial Revenue Bonds, mortgages and other debt, interest averaging 6.0% in 2003 and 5.1% in 2002, maturing at various dates to 2026	**81,911,000**	70,266,000
Total debt	**1,372,236,000**	1,256,421,000
Less current maturities and short-term debt	**(122,769,000)**	(80,114,000)
Net long-term debt	**$1,249,467,000**	$ 1,176,307,000

The principal payments required to be made on debt during the next five years are shown below:

Fiscal Year	Amount
2004	$ 122,769,000
2005	157,614,000
2006	420,767,000
2007	103,855,000
2008	54,453,000

SYSCO has a revolving loan agreement in the amount of $450,000,000 as of June 28, 2003 maturing in fiscal 2008 which supports the company's United States commercial paper program. It is the company's intent to continue to refinance this facility on a long-term basis. As a result, the commercial paper borrowings supported by this agreement have been classified as long-term debt. United States commercial paper borrowings outstanding at June 28, 2003 were $49,926,000.

SYSCO also has a revolving loan agreement in the amount of $100,000,000 in Canadian dollars (CAD) maturing in fiscal 2004 which supports the company's Canadian commercial paper program. The Canadian commercial paper borrowings outstanding at June 28, 2003 were CAD $137,078,000 ($101,822,000 in U.S. dollars).

In June 1995, SYSCO issued 6.5% senior notes totaling $150,000,000 due June 12, 2005, under a $500,000,000 shelf registration filed with the Securities and Exchange Commission. These notes, which were priced at 99.4% of par, are unsecured, not redeemable prior to maturity and are not subject to any sinking fund requirement. In May 1996, SYSCO issued 7.0% senior notes totaling $200,000,000 due May 1, 2006, under this shelf registration. These notes, which were priced at par, are unsecured, not redeemable prior to maturity and are not subject to any sinking fund requirement. In April 1997, in two separate offerings, SYSCO drew down the remaining $150,000,000 of the $500,000,000 shelf registration. SYSCO issued 7.16% debentures totaling $50,000,000 due April 15, 2027. These debentures were priced at par, are unsecured, are not subject to any sinking fund requirement and are redeemable at the option of the holder on April 15, 2007, but otherwise are not redeemable prior to maturity. At that time, SYSCO issued 7.25% senior notes totaling $100,000,000 due April 15, 2007. These notes were priced at 99.611% of par and are unsecured, not redeemable prior to maturity and not subject to any sinking fund requirement.

In June 1998, SYSCO filed with the Securities and Exchange Commission another $500,000,000 shelf registration of debt securities. In July 1998, SYSCO issued 6.5% debentures totaling $225,000,000 under the shelf registration, due on August 1, 2028. These debentures were priced at 99.685% of par, are unsecured, are not subject to any sinking fund requirement and include a redemption provision which allows SYSCO to retire the debentures at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the debenture holders are not penalized by the early redemption. Proceeds from the debentures were used to retire commercial paper borrowings.

In April 2002, SYSCO issued 4.75% notes totaling $200,000,000 under this shelf registration, due on July 30, 2005. These notes, which were priced at 99.8% of par, are unsecured, are not subject to any sinking fund requirement and include a redemption provision which allows SYSCO to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption. Proceeds from the notes were utilized to retire commercial paper borrowings. Concurrent with the issuance of these notes, SYSCO entered into an interest rate swap agreement with a notional amount of $200,000,000 whereby SYSCO received a fixed rate equal to 4.75% per annum and paid a benchmark interest rate of six-month LIBOR in arrears less 84.5 basis points. In June 2003, SYSCO terminated this swap agreement and received approximately $15,359,000 representing the fair value of the swap agreement at the time of termination. A corresponding amount is reflected as an increase in the carrying value of the related debt to reflect its fair value at termination. This increase in the carrying value of the debt is being amortized as a reduction of interest expense over the remaining term of the debt.

In May 2002, SYSCO International, Co., a wholly-owned subsidiary of SYSCO, issued 6.10% notes totaling $200,000,000 due June 1, 2012 in a private offering. These notes, which were priced at 99.7% of par, were fully and unconditionally guaranteed by Sysco Corporation, were not subject to any sinking fund requirement, included registration rights for the note holders, and included a redemption provision which allowed SYSCO International, Co. to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the note holders were not penalized by the early redemption. In December 2002, SYSCO International, Co. completed a registered exchange offer for these notes. In the exchange offer, all of the outstanding $200,000,000 notes were exchanged for new notes which are identical in all respects to the outstanding notes except that the new notes are registered under the Securities Act of 1933. The new notes are fully and unconditionally guaranteed by Sysco Corporation. The proceeds from these notes were utilized to repay commercial paper issued by SYSCO International, Co. to fund the acquisition of a Canadian broadline foodservice business.

SYSCO's Industrial Revenue Bonds have varying structures. Final maturities range from one to 23 years and certain of the bonds provide SYSCO the right to redeem (or call) the bonds at various dates. These call provisions generally provide the bondholder a premium in the early call years, declining to par value as the bonds approach maturity.

Total debt at June 28, 2003 was $1,372,236,000, of which approximately 88% was at fixed rates averaging 5.7% with an average life of 10 years, and the remainder was at floating rates averaging 2.5%. Certain loan agreements contain typical debt covenants to protect noteholders, including provisions to maintain the company's indebtedness to capitalization ratio (as defined in the agreement) below a specified level. SYSCO was in compliance with all debt covenants at June 28, 2003.

The fair value of SYSCO's total long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same remaining maturities. The fair value of total long-term debt approximated $1,510,453,000 at June 28, 2003 and $1,241,246,000 at June 29, 2002.

As part of normal business activities, SYSCO issues letters of credit through major banking institutions as required by certain vendor and insurance agreements. As of June 28, 2003 and June 29, 2002, letters of credit outstanding were $14,610,000 and $15,619,000, respectively.

Leases Although SYSCO normally purchases assets, it has obligations under capital and operating leases for certain distribution facilities, vehicles and computers. Total rental expense under operating leases was $83,597,000, $64,130,000, and $59,833,000 in fiscal 2003, 2002 and 2001, respectively. Contingent rentals, subleases and assets and obligations under capital leases are not significant.

Aggregate minimum lease payments under existing non-capitalized long-term leases are as follows:

Fiscal Year	Amount
2004	$ 53,673,000
2005	45,706,000
2006	38,041,000
2007	27,317,000
2008	20,830,000
Later years	84,721,000

Stock-Based Compensation Plans

Employee Incentive Stock Option Plan

The Employee Incentive Stock Option Plan adopted in fiscal 1982 provided for the issuance of options to purchase SYSCO common stock to officers and key personnel of the company and its subsidiaries at the market price at the date of grant, as adjusted for stock splits. No further grants will be made under this plan which expired in November 1991 and was replaced by the 1991 Stock Option Plan.

The following summary presents information with regard to options under this plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at July 1, 2000	393,578	$ 5.04	393,578	$ 5.04
Cancelled			(4,000)	5.56
Exercised			(281,200)	4.83
Balance at June 30, 2001	108,378	5.56	108,378	5.56
Cancelled			—	
Exercised			(108,378)	5.56
Balance at June 29, 2002			—	

All activity under this plan concluded in fiscal 2002.

1991 Stock Option Plan

The 1991 Stock Option Plan (1991 Plan) was adopted in fiscal 1992 and originally reserved 12,000,000 shares of SYSCO common stock for options to directors, officers and key personnel of the company and its subsidiaries at the market price at the date of grant. The 1991 Plan provided for the issuance of options qualified as incentive stock options under the Internal Revenue Code of 1986, options which are not so qualified and stock appreciation rights. During fiscal 1996, the shareholders approved an amendment to the 1991 Plan for an additional 32,000,000 shares to be made available for future grants of options. No stock appreciation rights were issued under this plan. No further grants will be made under this plan, which expired in November 2000 and was replaced by the 2000 Stock Incentive Plan.

The following summary presents information with regard to options under the 1991 Plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Balance at July 1, 2000	6,175,254	$ 7.56	19,231,468	$10.36
Granted			5,674,910	20.98
Cancelled			(459,626)	16.74
Exercised			(3,651,651)	8.57
Balance at June 30, 2001	9,095,187	9.02	20,795,101	13.43
Granted			—	—
Cancelled			(307,362)	17.28
Exercised			(2,548,393)	10.52
Balance at June 29, 2002	11,251,541	11.38	17,939,346	13.78
Granted			**—**	**—**
Cancelled			**(224,261)**	**16.33**
Exercised			**(2,686,279)**	**11.76**
Balance at June 28, 2003	**11,514,379**	**$13.01**	**15,028,806**	**$14.12**

The following table summarizes information about options outstanding under the 1991 Plan as of June 28, 2003:

	Options Exercisable		Options Outstanding		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$6.38 to $8.75	**4,971,308**	**$ 7.84**	**5,441,141**	**2.99**	**$ 7.85**
$10.94 to $16.28	**4,023,386**	**14.41**	**4,714,188**	**5.83**	**14.39**
$17.25 to $20.97	**2,519,685**	**20.96**	**4,873,477**	**7.18**	**20.84**
Balance at June 28, 2003	**11,514,379**	**$13.01**	**15,028,806**	**5.24**	**$14.12**

2000 Stock Incentive Plan

The 2000 Stock Incentive Plan (2000 Plan) was adopted in fiscal 2001 and provides for option grants and other stock-based awards to directors, officers and other employees of the company and its subsidiaries at the market price at the date of grant. The 2000 Plan reserves 40,000,000 shares of SYSCO common stock, plus any shares of common stock which were available for grants under the 1991 Plan but which were not utilized prior to its expiration (approximately 8,504,000 shares) and any shares issued under the 1991 Plan that are forfeited, expire or are cancelled (approximately 4,445,000 shares as of June 28, 2003) and up to 10,000,000 shares of common stock which have been reacquired by the company in the open market or in private transactions after November 3, 2000. The 2000 Plan provides for the issuance of options qualified as incentive stock options under the Internal Revenue Code of 1986, options which are not so qualified, stock appreciation rights and other stock-based awards. To date, the company has issued stock options but no stock appreciation rights under the 2000 Plan.

The following summary presents information with regard to options under the 2000 Plan:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Granted		$ 26.16	150,000	$ 26.16
Balance at June 30, 2001	—	26.16	150,000	26.16
Granted			30,514,910	27.81
Cancelled			(445,805)	27.79
Balance at June 29, 2002	2,422,383	27.77	30,219,105	27.80
Granted			**13,650,211**	**30.57**
Cancelled			**(1,332,640)**	**28.48**
Exercised			**(292,313)**	**27.79**
Balance at June 28, 2003	**5,391,843**	**$ 27.78**	**42,244,363**	**$ 28.67**

The following table summarizes information about options outstanding under the 2000 Plan as of June 28, 2003:

	Options Exercisable		Options Outstanding		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$26.16 to $28.14	**5,377,843**	**$ 27.77**	**28,696,452**	**8.21**	**$ 27.78**
$29.61 to $31.90	**14,000**	**30.57**	**13,547,911**	**9.21**	**30.56**
Balance at June 28, 2003	**5,391,843**	**$ 27.78**	**42,244,363**	**8.53**	**$ 28.67**

On a combined basis, the total number of options granted under the 1991 Plan and 2000 Plan were 13,650,211, 30,514,910 and 5,824,910 in fiscal years 2003, 2002 and 2001, respectively. The number of options granted in fiscal 2002 was significantly higher than the number of options granted in fiscal 2003, 2001 and in prior years. Part of this increase was due to a new program instituted in fiscal 2002 that provides for stock options to be granted to all non-executive employees who meet certain tenure requirements. During the first year of the program, 16,265,000 options were granted to approximately 8,800 employees. In addition, the number of options granted overall was increased in connection with certain compensation adjustments resulting in 1,239,000 options being granted to 17 executive officers and 13,010,910 options being granted to approximately 2,300 other key employees. During fiscal 2003, 2,311,000 options were granted to approximately 2,300 non-executive employees based on tenure, 942,000 options were granted to 17 executive officers and 10,397,211 options were granted to approximately 2,000 other key employees.

1993 and 1996 Guest Supply Stock Incentive Plans

Prior to March 2001, Guest Supply, Inc. maintained the 1993 Stock Option Plan and the 1996 Long-Term Incentive Plan (Guest Supply Plans). In connection with SYSCO's acquisition of Guest Supply in March 2001, all outstanding options exercisable to purchase Guest Supply common stock were converted into options to purchase shares of SYSCO common stock. The number of shares underlying such options, as well as the exercise price, were adjusted pursuant to the terms of the Merger Agreement and Plan of Reorganization dated January 22, 2001. These options are fully vested and expire in 10 years from the original grant date. No new options will be issued under any of the Guest Supply Plans.

The following summary presents information with regard to options under the Guest Supply Plans:

	Options Exercisable		Options Outstanding	
	Maximum Shares Exercisable	Weighted Average Exercise Price Per Share	Shares Under Option	Weighted Average Exercise Price Per Share
Granted	571,920	$11.04	571,920	$11.04
Exercised			(9,564)	13.50
Balance at June 30, 2001	562,356	11.00	562,356	11.00
Exercised			(95,637)	11.89
Balance at June 29, 2002	466,719	10.82	466,719	10.82
Exercised			**(134,251)**	**7.11**
Balance at June 28, 2003	**332,468**	**$12.31**	**332,468**	**$12.31**

The following table summarizes information about options outstanding under the Guest Supply Plans as of June 28, 2003:

	Options Exercisable		Options Outstanding		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price Per Share
$10.00 to $14.84	**241,853**	**$10.65**	**241,853**	**3.39**	**$10.65**
$15.95 to $18.43	**90,615**	**16.76**	**90,615**	**4.58**	**16.76**
Balance at June 28, 2003	**332,468**	**$12.31**	**332,468**	**3.72**	**$12.31**

Non-Employee Directors Stock Option Plan

The Non-Employee Directors Stock Option Plan adopted in fiscal 1996 permitted the issuance of up to 800,000 shares of common stock to non-employee directors. As of June 28, 2003, options for 304,000 shares have been granted under this plan, 32,000 shares have been cancelled, 96,000 shares have been exercised and 176,000 shares are available for exercise. No further grants will be made under this plan, which was replaced by the Non-Employee Directors Stock Plan.

Non-Employee Directors Stock Plan

The Non-Employee Directors Stock Plan adopted in fiscal 1999 permits the issuance of up to 800,000 shares of common stock to non-employee directors. Under this plan, non-employee directors receive a one time retainer stock award of 4,000 shares when first elected as a non-employee director and may receive an annual grant of options to purchase shares of common stock if certain earnings goals are met. As of June 28, 2003, options for 368,000 shares have been granted to under this plan, 50,664 shares have been exercised and 170,124 shares are available for exercise.

Employees' Stock Purchase Plan

SYSCO has an Employees' Stock Purchase Plan which permits employees (other than directors) to invest by means of periodic payroll deductions in SYSCO common stock at 85% of the closing price on the last business day of each calendar quarter. During fiscal 2003, 1,886,090 shares of SYSCO common stock were purchased by the participants as compared to 1,784,529 purchased in fiscal 2002 and 1,630,208 purchased in fiscal 2001. The total number of shares which may be sold pursuant to the plan may not exceed 68,000,000 shares, of which 10,067,901 remained available at June 28, 2003.

Employee Benefit Plans SYSCO has defined benefit and defined contribution retirement plans for its employees. Also, the company contributes to various multi-employer plans under collective bargaining agreements and provides certain health care benefits to eligible retirees and their dependents.

The defined contribution 401(k) plan provides that under certain circumstances the company may make matching contributions of up to 50% of the first 6% of a participant's compensation. SYSCO's contributions to this plan were $24,102,000 in 2003, $23,421,000 in 2002, and $9,561,000 in 2001. The defined benefit pension plans pay benefits to employees at retirement using formulas based on a participant's years of service and compensation.

SYSCO also has a Management Incentive Plan that compensates key management personnel for specific performance achievements. The awards earned under this plan were $62,486,000 in 2003, $51,981,000 in 2002, and $52,540,000 in 2001 and were paid in the following fiscal year in both cash and stock. In addition to receiving benefits upon retirement under the company's defined benefit plan, participants in the Management Incentive Plan will receive benefits under a Supplemental Executive Retirement Plan (SERP). This plan is a nonqualified, unfunded supplementary retirement plan. In order to meet its obligations under the SERP, SYSCO maintains life insurance policies on the lives of the participants with carrying values of $74,730,000 at June 28, 2003 and $71,418,000 at June 29, 2002. These policies are not included as plan assets nor in the funded status amounts in the table below. SYSCO is the sole owner and beneficiary of such policies. Projected benefit obligations and accumulated benefit obligations for the SERP were $209,416,000 and $128,071,000, respectively, as of June 28, 2003 and $145,884,000 and $92,220,000, respectively, as of June 29, 2002.

The funded status of the defined benefit plans is as follows (including the SERP benefit obligations but excluding the cash surrender values of life insurance policies from plan assets):

	Pension Benefits		Other Postretirement Plans	
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 708,829,000	$ 576,759,000	$ 5,270,000	$ 4,391,000
Service cost	51,806,000	46,085,000	318,000	263,000
Interest cost	50,809,000	42,679,000	372,000	321,000
Amendments	4,246,000	1,901,000	—	—
Actuarial loss	229,408,000	58,933,000	1,007,000	295,000
Actual expenses	(3,443,000)	(3,280,000)	—	—
Settlements	2,401,000	(1,128,000)	—	—
Total disbursements	(15,704,000)	(13,120,000)	(131,000)	—
Benefit obligation at end of year	1,028,352,000	708,829,000	6,836,000	5,270,000
Change in plan assets:				
Fair value of plan assets at beginning of year	456,231,000	416,372,000	—	—
Actual return on plan assets	3,553,000	(26,877,000)	—	—
Employer contribution	164,565,000	83,136,000	131,000	—
Actual expenses	(3,443,000)	(3,280,000)	—	—
Total disbursements	(15,704,000)	(13,120,000)	(131,000)	—
Fair value of plan assets at end of year	605,202,000	456,231,000	—	—
Funded status	(423,150,000)	(252,598,000)	(6,836,000)	(5,270,000)
Unrecognized net actuarial loss (gain)	493,829,000	236,852,000	(1,263,000)	(2,394,000)
Unrecognized net obligation (asset) due to initial application of SFAS No. 87	279,000	(273,000)	1,534,000	1,687,000
Unrecognized prior service cost	20,382,000	17,082,000	1,397,000	1,599,000
Net amount recognized	$ 91,340,000	$ 1,063,000	$ (5,168,000)	$ (4,378,000)

Additional information related to SYSCO's defined benefit plans is as follows:

	June 28, 2003	June 29, 2002
Net amount recognized consists of:		
Accrued benefit liability	$ (229,109,000)	$(122,597,000)
Intangible asset	20,661,000	17,693,000
Accumulated other comprehensive loss	299,788,000	105,967,000
Net amount recognized	$ 91,340,000	$ 1,063,000
Plans with accumulated benefit obligation in excess of fair value of plan assets:		
Projected benefit obligation	$1,028,352,000	$ 708,829,000
Accumulated benefit obligation	834,310,000	578,828,000
Fair value of plan assets at end of year	605,202,000	456,231,000

Changes in assumptions regarding the discount rate together with actual returns on plan assets below the expected return assumptions resulted in the company being required to reflect a cumulative adjustment to other comprehensive income with respect to minimum pension liability of $185,118,000, net of tax, as of June 28, 2003 and $65,435,000, net of tax, as of June 29, 2002. Minimum pension liability adjustments are non-cash adjustments that are reflected as an increase in the pension liability and an offsetting charge to shareholders' equity, net of tax, through comprehensive loss rather than net income.

As a result of changes in the assumptions together with the normal growth of the plan and the impact of losses from prior periods, net pension cost increased $22,952,000 in fiscal 2003 and is expected to increase $39,900,000 in fiscal 2004.

The company's cash contributions to its pension plans were $164,565,000 and $83,136,000 in fiscal years 2003 and 2002, respectively. For the past several years no contributions have been required to be made to the qualified pension trust, as determined by government regulations; however, SYSCO has chosen to voluntarily make contributions. In fiscal 2004, contributions to the qualified pension trust will also not be required as determined by government regulations.

The assumptions as of fiscal year-end were:

	Pension Benefits		Other Postretirement Plans	
	June 28, 2003	June 29, 2002	**June 28, 2003**	June 29, 2002
Discount rate	**6.00%**	7.25%	**6.00%**	7.25%
Expected rate of return	**9.00**	9.50	**—**	—
Rate of compensation increase	**5.89**	5.89	**—**	—

A healthcare cost trend rate is not used in the calculations because SYSCO subsidizes the cost of postretirement medical coverage by a fixed dollar amount with the retiree responsible for the cost of coverage in excess of the subsidy, including all future cost increases.

The components of net pension costs are as follows:

	Pension Benefits		
	June 28, 2003	June 29, 2002	June 30, 2001
Service cost	**$ 51,806,000**	$ 46,085,000	$ 36,365,000
Interest cost	**50,809,000**	42,679,000	34,194,000
Expected return on plan assets	**(46,462,000)**	(43,053,000)	(40,504,000)
Amortization of prior service cost	**3,346,000**	1,814,000	479,000
Recognized net actuarial loss	**15,341,000**	4,658,000	672,000
Amortization of net transition obligation	**(552,000)**	(847,000)	(847,000)
Net pension costs	**$ 74,288,000**	$ 51,336,000	$ 30,359,000

The components of other postretirement benefit costs are as follows:

	Other Postretirement Plans		
	June 28, 2003	June 29, 2002	June 30, 2001
Service cost	**$ 318,000**	$ 263,000	$ 218,000
Interest cost	**372,000**	321,000	283,000
Expected return on plan assets	**—**	—	—
Amortization of prior service cost	**202,000**	202,000	202,000
Recognized net actuarial gain	**(123,000)**	(141,000)	(173,000)
Amortization of net transition obligation	**153,000**	153,000	153,000
Net other postretirement benefit costs	**$ 922,000**	$ 798,000	$ 683,000

Multi-employer pension costs were $27,808,000, $27,511,000, and $26,246,000 in fiscal 2003, 2002 and 2001, respectively.

Contingencies SYSCO is engaged in various legal proceedings which have arisen but have not been fully adjudicated. These proceedings, in the opinion of management, will not have a material adverse effect upon the consolidated financial position or results of operations of the company when ultimately concluded.

Supplemental Guarantor Information SYSCO International, Co. is an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada and is a wholly-owned subsidiary of SYSCO. In May 2002, SYSCO International, Co. issued, in a private offering, $200,000,000 of 6.10% notes due in 2012 (See "Debt"). In December 2002, these notes were exchanged for substantially identical notes in an exchange offer registered under the Securities Act of 1933. These notes are fully and unconditionally guaranteed by SYSCO. SYSCO International, Co. is a holding company with no significant sources of income or assets, other than its equity interests in its subsidiaries and interest income from loans made to its subsidiaries. The proceeds from the issuance of the 6.10% notes were used to repay commercial paper issued to fund the fiscal 2002 acquisition of a Canadian broadline foodservice operation.

The following condensed consolidating financial statements present separately the financial position, results of operations and cash flows of the parent guarantor (SYSCO), the subsidiary issuer (SYSCO International), all other non-guarantor subsidiaries of SYSCO (Other Non-Guarantor Subsidiaries) on a combined basis and eliminating entries. The financial information for SYSCO includes corporate activities as well as certain operating companies which were operated as divisions of SYSCO prior to fiscal 2003. Beginning with the third quarter of fiscal 2003, these divisions have been operated as subsidiaries and their results from that point in time are included in the Other Non-Guarantor Subsidiaries column. The accompanying financial information includes the balances and results of SYSCO International, Co. from the date of its inception in February 2002.

	Condensed Consolidating Balance Sheet — June 28, 2003				
(In thousands)	**SYSCO**	**SYSCO International**	**Other Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated Totals**
Current assets	$ 203,219	$ 549	$ 3,425,766	$ —	$ 3,629,534
Investment in subsidiaries	7,529,006	213,247	217,315	(7,959,568)	—
Plant and equipment, net	84,023	—	1,838,637	—	1,922,660
Other assets	254,047	2,135	1,128,145	—	1,384,327
Total assets	$ 8,070,295	$ 215,931	$ 6,609,863	$(7,959,568)	$ 6,936,521
Current liabilities	$ (15,010)	$ 72,399	$ 2,643,740	$ —	$ 2,701,129
Intercompany payables (receivables)	4,694,543	(57,185)	(4,637,358)	—	—
Long-term debt	989,899	199,431	60,137	—	1,249,467
Other liabilities	236,069	—	552,325	—	788,394
Shareholders' equity	2,164,794	1,286	7,991,019	(7,959,568)	2,197,531
Total liabilities and shareholders' equity	$ 8,070,295	$ 215,931	$ 6,609,863	$(7,959,568)	$ 6,936,521

	Condensed Consolidating Balance Sheet — June 29, 2002				
(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
Current assets	$ 526,259	$ 10,010	$ 2,617,020	$ —	$ 3,153,289
Investment in subsidiaries	5,279,299	206,203	194,854	(5,680,356)	—
Plant and equipment, net	271,971	—	1,425,811	—	1,697,782
Other assets	228,320	1,418	908,944	—	1,138,682
Total assets	$ 6,305,849	$ 217,631	$ 5,146,629	$(5,680,356)	$ 5,989,753
Current liabilities	$ 621,638	$ 64,554	$ 1,384,172	$ —	$ 2,070,364
Intercompany payables (receivables)	2,353,921	(47,508)	(2,306,413)	—	—
Long-term debt	933,028	199,366	43,913	—	1,176,307
Other liabilities	264,743	—	345,820	—	610,563
Shareholders' equity	2,132,519	1,219	5,679,137	(5,680,356)	2,132,519
Total liabilities and shareholders' equity	$ 6,305,849	$ 217,631	$ 5,146,629	$(5,680,356)	$ 5,989,753

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Results of Operations Year Ended June 28, 2003				
Sales	$1,651,729	$ —	$24,488,608	$ —	$26,140,337
Cost of sales	1,278,537	—	19,701,019	—	20,979,556
Operating expenses	377,861	975	3,457,671	—	3,836,507
Interest expense (income)	355,192	10,586	(293,544)	—	72,234
Other, net	272	—	(8,619)	—	(8,347)
Total costs and expenses	2,011,862	11,561	22,856,527	—	24,879,950
Earnings (loss) before income taxes	(360,133)	(11,561)	1,632,081	—	1,260,387
Income tax (benefit) provision	(137,751)	(4,422)	624,272	—	482,099
Equity in earnings of subsidiaries	1,000,670	7,204	—	(1,007,874)	—
Net earnings	$ 778,288	$ 65	$ 1,007,809	$(1,007,874)	$ 778,288

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Results of Operations Year Ended June 29, 2002				
Sales	$3,120,292	$ —	$20,230,212	$ —	$23,350,504
Cost of sales	2,430,815	—	16,291,348	—	18,722,163
Operating expenses	554,731	103	2,912,545	—	3,467,379
Interest expense (income)	271,616	1,386	(210,105)	—	62,897
Other, net	83	—	(2,888)	—	(2,805)
Total costs and expenses	3,257,245	1,489	18,990,900	—	22,249,634
Earnings (loss) before income taxes	(136,953)	(1,489)	1,239,312	—	1,100,870
Income tax (benefit) provision	(52,385)	(569)	474,037	—	421,083
Equity in earnings of subsidiaries	764,355	2,139	—	(766,494)	—
Net earnings	$ 679,787	$1,219	$ 765,275	$(766,494)	$ 679,787

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Results of Operations Year Ended June 30, 2001				
Sales	$2,987,807	$ —	$18,796,690	$ —	$21,784,497
Cost of sales	2,339,835	—	15,173,303	—	17,513,138
Operating expenses	536,595	—	2,696,232	—	3,232,827
Interest expense (income)	233,603	—	(161,827)	—	71,776
Other, net	1,285	—	(1,184)	—	101
Total costs and expenses	3,111,318	—	17,706,524	—	20,817,842
Earnings (loss) before income taxes	(123,511)	—	1,090,166	—	966,655
Income tax (benefit) provision	(47,243)	—	416,989	—	369,746
Equity in earnings of subsidiaries	673,177	—	—	(673,177)	—
Net earnings	$ 596,909	$ —	$ 673,177	$(673,177)	$ 596,909

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Cash Flows Year Ended June 28, 2003				
Net cash provided by (used for):					
Operating activities	$ (366,480)	$ (28,100)	$ 1,767,420	$ —	$ 1,372,840
Investing activities	(307,303)	—	(374,522)	—	(681,825)
Financing activities	(576,747)	38,594	(12,375)	—	(550,528)
Exchange rate on cash	—	—	(1,479)	—	(1,479)
Intercompany activity	1,364,126	(19,986)	(1,344,140)	—	—
Net increase in cash	113,596	(9,492)	34,904	—	139,008
Cash at the beginning of the period	92,447	10,006	95,986	—	198,439
Cash at the end of the period	$ 206,043	$ 514	$ 130,890	$ —	$ 337,447

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Cash Flows Year Ended June 29, 2002				
Net cash provided by (used for):					
Operating activities	$ 90,129	$ (1,081)	$ 995,932	$ —	$ 1,084,980
Investing activities	(102,038)	(222,420)	(337,842)	—	(662,300)
Financing activities	(584,151)	262,586	(38,419)	—	(359,984)
Intercompany activity	648,675	(29,079)	(619,596)	—	—
Net increase in cash	52,615	10,006	75	—	62,696
Cash at the beginning of the period	39,832	—	95,911	—	135,743
Cash at the end of the period	$ 92,447	$ 10,006	$ 95,986	$ —	$ 198,439

(In thousands)	SYSCO	SYSCO International	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Totals
	Condensed Consolidating Cash Flows Year Ended June 30, 2001				
Net cash provided by (used for):					
Operating activities	$ 27,693	$ —	$ 927,531	$ —	$ 955,224
Investing activities	(96,319)	—	(242,432)	—	(338,751)
Financing activities	(601,623)	—	(38,235)	—	(639,858)
Intercompany activity	649,609	—	(649,609)	—	—
Net decrease in cash	(20,640)	—	(2,745)	—	(23,385)
Cash at the beginning of the period	60,472	—	98,656	—	159,128
Cash at the end of the period	$ 39,832	$ —	$ 95,911	$ —	$ 135,743

Business Segment Information The company has aggregated its operating companies into a number of segments, of which only Broadline and SYGMA are reportable segments as defined in SFAS No. 131. Broadline operating companies distribute a full line of food products and a wide variety of non-food products to both traditional and chain restaurant customers. SYGMA operating companies distribute a full line of food products and a wide variety of non-food products to certain chain restaurant customer locations. "Other" financial information is attributable to the company's other segments, including the company's specialty produce, meat and lodging industry products segments. The company's Canadian operations are not significant for geographical disclosure purposes.

The accounting policies for the segments are the same as those disclosed by SYSCO. Intersegment sales represent specialty produce and meat company products distributed by the Broadline and SYGMA operating companies. The segment results include allocation of centrally incurred costs for shared services that eliminate upon consolidation. Centrally incurred costs are allocated based upon the relative level of service used by each operating company.

The following table sets forth the financial information for SYSCO's business segments:

	Year Ended		
(In thousands)	June 28, 2003	June 29, 2002	June 30, 2001
Sales:			
Broadline	$21,489,862	$19,163,449	$18,106,842
SYGMA	2,916,174	2,671,110	2,415,840
Other	2,003,060	1,707,229	1,377,987
Intersegment sales	(268,759)	(191,284)	(116,172)
Total	$26,140,337	$23,350,504	$21,784,497
Earnings before income taxes:			
Broadline	$ 1,276,059	$ 1,131,234	$ 1,006,213
SYGMA	23,838	23,045	16,319
Other	51,163	48,840	42,288
Total segments	1,351,060	1,203,119	1,064,820
Unallocated corporate expenses	(90,673)	(102,249)	(98,165)
Total	$ 1,260,387	$ 1,100,870	$ 966,655
Depreciation and amortization:			
Broadline	$ 213,877	$ 200,881	$ 189,058
SYGMA	17,479	16,237	14,492
Other	17,669	19,181	13,150
Total segments	249,025	236,299	216,700
Corporate	24,117	41,952	31,540
Total	$ 273,142	$ 278,251	$ 248,240
Capital expenditures:			
Broadline	$ 338,346	$ 361,284	$ 288,934
SYGMA	17,898	20,941	16,996
Other	18,519	13,634	14,327
Total segments	374,763	395,859	320,257
Corporate	60,874	20,534	20,881
Total	$ 435,637	$ 416,393	$ 341,138
Assets:			
Broadline	$ 4,513,533	$ 3,983,216	$ 3,550,584
SYGMA	190,406	176,093	172,899
Other	501,236	424,982	425,376
Total segments	5,205,175	4,584,291	4,148,859
Corporate	1,731,346	1,405,462	1,204,128
Total	$ 6,936,521	$ 5,989,753	$ 5,352,987

The sales mix for the principal product categories during the three years ended June 28, 2003 is as follows:

	Year Ended		
(In thousands)	June 28, 2003	June 29, 2002	June 30, 2001
Canned and dry products	**$ 4,966,046**	$ 4,382,840	$ 4,212,677
Fresh and frozen meats	**4,671,794**	4,169,232	3,848,523
Frozen fruits, vegetables, bakery and other	**3,607,449**	3,104,442	2,925,615
Poultry	**2,666,831**	2,346,308	2,156,847
Dairy products	**2,264,145**	2,139,739	1,905,596
Fresh produce	**2,228,954**	1,990,071	1,939,222
Paper and disposables	**2,053,362**	1,840,534	1,708,697
Seafood	**1,474,140**	1,332,539	1,330,880
Beverage products	**809,562**	728,624	666,320
Equipment and smallwares	**592,234**	593,741	534,217
Janitorial products	**591,663**	543,168	405,662
Medical supplies	**214,157**	179,266	150,241
Total	**$ 26,140,337**	$ 23,350,504	$ 21,784,497

QUARTERLY RESULTS (UNAUDITED)

Financial information for each quarter in the years ended June 28, 2003 and June 29, 2002 is set forth below:

2003	Quarter Ended				
(In thousands except for share data)	September 28	December 28	March 29	June 28	Fiscal Year
Sales	$ 6,424,422	$ 6,348,797	$ 6,395,278	$ 6,971,840	$ 26,140,337
Cost of sales	5,154,704	5,097,716	5,144,473	5,582,663	20,979,556
Operating expenses	960,635	937,290	962,459	976,123	3,836,507
Interest expense	16,828	17,503	18,276	19,627	72,234
Other, net	(3,412)	(2,606)	(2,661)	332	(8,347)
Earnings before income taxes	295,667	298,894	272,731	393,095	1,260,387
Income taxes	113,093	114,327	104,320	150,359	482,099
Net earnings	$ 182,574	$ 184,567	$ 168,411	$ 242,736	$ 778,288
Per share:					
Basic net earnings	$ 0.28	$ 0.28	$ 0.26	$ 0.38	$ 1.20
Diluted net earnings	0.28	0.28	0.26	0.37	1.18
Dividends declared	0.09	0.11	0.11	0.11	0.42
Market price — high/low	31-21	33-28	31-23	32-25	33-21

2002	Quarter Ended				
(In thousands except for share data)	September 29	December 29	March 30	June 29	Fiscal Year
Sales	$ 5,828,678	$ 5,590,966	$ 5,620,324	$ 6,310,536	$ 23,350,504
Cost of sales	4,683,617	4,481,655	4,510,059	5,046,832	18,722,163
Operating expenses	864,456	836,355	851,668	914,900	3,467,379
Interest expense	15,864	16,513	14,318	16,202	62,897
Other, net	(769)	(290)	(877)	(869)	(2,805)
Earnings before income taxes	265,510	256,733	245,156	333,471	1,100,870
Income taxes	101,558	98,200	93,772	127,553	421,083
Net earnings	$ 163,952	$ 158,533	$ 151,384	$ 205,918	$ 679,787
Per share:					
Basic net earnings	$ 0.25	$ 0.24	$ 0.23	$ 0.31	$ 1.03
Diluted net earnings	0.24	0.24	0.23	0.31	1.01
Dividends declared	0.07	0.09	0.09	0.09	0.34
Market price — high/low	30-22	27-24	30-25	30-26	30-22

Percentage increases — 2003 vs. 2002:					
Sales	10%	14%	14%	10%	12%
Earnings before income taxes	11	16	11	18	14
Net earnings	11	16	11	18	14
Basic net earnings per share	12	17	13	23	17
Diluted net earnings per share	17	17	13	19	17

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SYSCO CORPORATION

We have audited the accompanying consolidated balance sheets of Sysco Corporation (a Delaware corporation) and subsidiaries as of June 28, 2003 and June 29, 2002, and the related statements of consolidated results of operations, shareholders' equity and cash flows for each of the three years in the period ended June 28, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sysco Corporation and subsidiaries at June 28, 2003 and June 29, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 28, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in the Notes to the Consolidated Financial Statements, effective June 30, 2002, SYSCO Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Ernst & Young LLP
Houston, Texas
August 11, 2003

(In thousands except for share data)	Fiscal Year Ended 2003[1]	2002	2001[2]	2000[2],[3]	1999[2] (53 Weeks)
Sales	**$ 26,140,337**	$ 23,350,504	$ 21,784,497	$ 19,303,268	$ 17,422,815
Earnings before income taxes	**1,260,387**	1,100,870	966,655	737,608	593,887
Income taxes	**482,099**	421,083	369,746	283,979	231,616
Earnings before cumulative effect of accounting change	**778,288**	679,787	596,909	453,629	362,271
Cumulative effect of accounting change	**—**	—	—	(8,041)	—
Net earnings	**$ 778,288**	$ 679,787	$ 596,909	$ 445,588	$ 362,271
Earnings before accounting change:					
Basic earnings per share	**$ 1.20**	$ 1.03	$ 0.90	$ 0.69	$ 0.54
Diluted earnings per share	**1.18**	1.01	0.88	0.68	0.54
Cumulative effect of accounting change:					
Basic earnings per share	**—**	—	—	(0.01)	—
Diluted earnings per share	**—**	—	—	(0.01)	—
Net earnings:					
Basic earnings per share	**1.20**	1.03	0.90	0.68	0.54
Diluted earnings per share	**1.18**	1.01	0.88	0.67	0.54
Dividends declared per share	**0.42**	0.34	0.27	0.23	0.20
Total assets	**6,936,521**	5,989,753	5,352,987	4,730,145	4,081,205
Capital expenditures	**435,637**	416,393	341,138	266,413	286,687
Long-term debt	**$ 1,249,467**	$ 1,176,307	$ 961,421	$ 1,023,642	$ 997,717
Shareholders' equity	**2,197,531**	2,132,519	2,100,535	1,721,584	1,394,221
Total capitalization	**$ 3,446,998**	$ 3,308,826	$ 3,061,956	$ 2,745,226	$ 2,391,938
Ratio of long-term debt to capitalization	**36.2%**	35.6%	31.4%	37.3%	41.7%

[1] SYSCO adopted the provisions of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," effective at the beginning of fiscal year 2003. As a result, the amortization of goodwill was discontinued.

[2] The per share data for fiscal 2001 and prior years reflect the 2-for-1 stock split of December 15, 2000.

[3] In fiscal 2000, SYSCO recorded a one-time, after-tax, non-cash charge of $8,041 to comply with the required adoption of AICPA SOP 98-5, "Reporting on the Costs of Start-up Activities."

Liquidity and Capital Resources SYSCO provides marketing and distribution services to foodservice customers throughout the United States and Canada. The company intends to continue to expand its market share through profitable sales growth, foldouts and acquisitions. The company also strives to increase the effectiveness of its marketing associates, its consolidated buying programs and the productivity of its warehousing and distribution activities. These objectives require continuing investment. SYSCO's resources include cash provided by operations and access to capital from financial markets.

SYSCO's operations historically have produced significant cash flow. Cash generated from operations is first allocated to working capital requirements; investments in facilities, fleet and other equipment required to meet customers' needs; cash dividends; and acquisitions compatible with the company's overall growth strategy. Any remaining cash generated from operations may, at the discretion of management, be applied toward a portion of the cost of the share repurchase program, while the remainder of the cost may be financed with additional long-term debt. SYSCO's share repurchase program is used primarily to offset shares issued under various employee benefit and compensation plans, for acquisitions and to reduce shares outstanding, which may have the net effect of increasing earnings per share. Management targets a long-term debt to total capitalization ratio between 35% and 40%. The ratio may exceed the target range from time to time due to borrowings incurred in order to fund acquisitions and internal growth opportunities and due to fluctuations in the timing and amount of share repurchases. The ratio also may fall below the target range due to strong cash flow from operations and fluctuations in the timing and amount of share repurchases. This ratio was 36.2% and 35.6% at June 28, 2003 and June 29, 2002, respectively.

The company generated net cash from operations of $1,372,840,000 in fiscal 2003, $1,084,980,000 in fiscal 2002, and $955,224,000 in fiscal 2001. The overall increases in operating results contributed to the annual increases in cash flows from operations. In addition, several factors also contributed to the increase in cash flow from operations. During the second quarter of fiscal 2002, the company began reorganizing its supply chain to maximize consolidated efficiencies and increase the effectiveness of the merchandising and procurement functions performed for the benefit of customers. The new structure results in the deferral of certain federal and state income tax payments and is reflected in the increase in net deferred taxes. Tax payments made during the year of $28,747,000 were $211,045,000 less than tax payments made in the prior year. This decrease is primarily due to the deferrals discussed above as well as the impact of other temporary differences and the timing and amount of tax payments. The company estimates the cash flow savings from this deferral in fiscal 2003 to be approximately $410,000,000 as compared to approximately $267,000,000 in fiscal 2002. The company expects the positive cash flow impact of deferrals in fiscal 2004 and beyond to be less than fiscal 2003 levels, as it will begin making payments related to these deferrals in fiscal 2004. The company expects the net cash flow impact of deferrals in fiscal 2004 and beyond to be incrementally positive when compared to what would have been paid on an annual basis without the deferral due to the company's belief that its volume through the new structure will continue to grow. In addition, a federal tax payment of $75,000,000 normally due in the fourth quarter of 2001 was deferred until the first quarter of 2002 as allowed by the Internal Revenue Service, due to the Texas tropical storm Allison disaster, and is reflected in the decrease of accrued income taxes in fiscal 2002.

Cash flow from operations for fiscal 2003 was positively impacted by increases in accounts payable balances offset by increases in accounts receivable and inventory balances and decreases in accrued expenses and other liabilities. Increased sales volumes over the comparable periods contributed to the increase in accounts receivable balances. SYSCO has also experienced sales increases with national contract customers that have outpaced the sales increases from marketing associate-served customers. National contract customers' payment terms are traditionally longer than the SYSCO average. In addition, SYSCO had approximately $37,000,000 in receivables past due at year-end from a U.S. military contractor that have since been paid. The increased sales volumes also contributed to the increase in inventory balances. The increase in accounts payable balances was partially due to the increased inventory balances and was significantly aided by an increase in accounts payable days outstanding over the comparable period. A contributor to the decrease in accrued expenses and other liabilities was the increase in pension contributions from $83,136,000 in fiscal 2002 to $164,565,000 in fiscal 2003.

Cash used for investing activities was $681,825,000 in fiscal 2003, $662,300,000 in fiscal 2002, and $338,751,000 in fiscal 2001. Expenditures for facilities, fleet and other equipment were $435,637,000 in fiscal 2003, $416,393,000 in fiscal 2002, and $341,138,000 in fiscal 2001. The increase in fiscal 2003 over fiscal 2002 was primarily due to the construction of fold-out facilities in Las Vegas, Nevada and Ventura, California, replacement facilities in Cleveland, Ohio; Dallas, Texas; and Miami, Florida and the Northeast Redistribution Center in Front Royal, Virginia (first phase of the National Supply Chain initiative). The increase in fiscal 2002 over fiscal 2001 was primarily due to the construction of fold-out facilities located in Sacramento, California; Columbia, South Carolina; and Las Vegas, Nevada. Fiscal 2002 expenditures also included costs incurred on the construction or expansion of facilities in Dallas, Texas; Norman, Oklahoma; Baraboo, Wisconsin; and Jersey City, New Jersey. Total expenditures in fiscal 2004 are expected to increase to the range of $490,000,000 to $510,000,000 due to the continuation of the fold-out program; facility, fleet and other equipment replacements and expansions; the company's supply chain initiatives; and investments in technology. Expenditures for acquisitions of businesses were $209,010,000 in fiscal 2003, $234,618,000 in fiscal 2002, and $10,363,000 in fiscal 2001.

The National Supply Chain project is expected to create a more efficient and effective supply chain infrastructure for SYSCO, its suppliers and its customers. The project entails the implementation of regional distribution centers, which will aggregate inventory demand to optimize the supply chain activities for certain products from all SYSCO operating companies in the region. The project is expected to achieve lower costs of inventory, transportation, product handling and transaction processing in addition to lowering working capital and future facility expansion needs at the operating companies. The Northeast Redistribution Center is expected to be operational in the summer of 2004. The center will receive and distribute food and food-related products to SYSCO operating companies in the Northeast, creating benefits for customers and suppliers, as well as for SYSCO.

In November 2000, the company filed with the Securities and Exchange Commission a shelf registration statement covering 30,000,000 shares of common stock to be offered from time to time in connection with acquisitions. As of June 28, 2003, 29,477,835 shares remained available for issuance under this registration statement.

Cash used for financing activities was $550,528,000 in fiscal 2003, $359,984,000 in fiscal 2002, and $639,858,000 in fiscal 2001. In September 2001, the Board authorized the repurchase of an additional 16,000,000 shares, which was completed during fiscal 2003. In July 2002, the Board authorized the repurchase of an additional 20,000,000 shares. Under this authorization, 9,063,200 shares remained available for purchase at June 28, 2003. In September 2003, the Board authorized the repurchase of an additional 20,000,000 shares. The number of shares acquired and their cost during the past three fiscal years was 16,500,000 shares for $478,471,000 in fiscal 2003, 18,000,000 shares for $473,558,000 in fiscal 2002, and 16,000,000 shares for $428,196,000 in fiscal 2001.

Dividends paid were $261,854,000 in fiscal 2003, $213,275,000 in fiscal 2002, and $173,701,000 in fiscal 2001. SYSCO began paying the current quarterly dividend rate of $0.11 per share in January 2003, an increase from the $0.09 per share that became effective in January 2002. In May 2003, SYSCO declared its regular quarterly dividend for the first quarter of fiscal 2004 of $0.11 per share, which was paid in July 2003. In September 2003, SYSCO also declared its regular quarterly dividend for the second quarter of fiscal 2004 of $0.11 per share, payable in October 2003.

In April 2002, SYSCO issued $200,000,000 principal amount of 4.75% notes due July 30, 2005 under a shelf registration statement filed in June 1998. These notes, which were priced at 99.8% of par, are unsecured and are not subject to any sinking fund requirement. They include a redemption provision which allows SYSCO to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to insure that the note holders are not penalized by early redemption. Proceeds from the notes were used to pay down borrowings under the company's commercial paper program. As of August 29, 2003, there was $425,000,000 in principal amount outstanding under the previously filed registration statement, leaving $75,000,000 available for issuance.

Concurrent with the issuance of these notes, SYSCO entered into an interest rate swap agreement with a notional amount of $200,000,000 whereby SYSCO received a fixed rate equal to 4.75% per annum and paid a benchmark interest rate of six-month LIBOR in arrears less 84.5 basis points. In June 2003, SYSCO terminated this swap agreement and received approximately $15,359,000 representing the fair value of the swap agreement at the time of termination. A corresponding amount is reflected as an increase in the carrying value of the related debt to reflect its fair value at termination. This increase in the carrying value of the debt is being amortized as a reduction of interest expense over the remaining term of the debt.

In May 2002, SYSCO International, Co., a wholly-owned subsidiary of SYSCO, issued 6.10% notes totaling $200,000,000 due June 1, 2012 in a private offering. These notes, which were priced at 99.7% of par, were fully and unconditionally guaranteed by Sysco Corporation, were not subject to any sinking fund requirement, included registration rights for the note holders, and included a redemption provision which allowed SYSCO International, Co. to retire the notes at any time prior to maturity at the greater of par plus accrued interest or an amount designed to insure that the note holders were not penalized by the early redemption. In December 2002, SYSCO International, Co. completed a registered exchange offer for these notes. In the exchange offer, all of the outstanding $200,000,000 notes were exchanged for new notes which are identical in all respects to the outstanding notes except that the new notes are registered under the Securities Act of 1933. The new notes are fully and unconditionally guaranteed by Sysco Corporation. The proceeds from these notes were utilized to repay commercial paper borrowings issued by SYSCO International, Co. to fund the acquisition of a Canadian broadline foodservice business.

SYSCO has uncommitted bank lines of credit, which provided for unsecured borrowings for working capital of up to $95,000,000 at June 28, 2003 and up to $125,000,000 at June 29, 2002. There were no borrowings outstanding under these lines of credit as of June 28, 2003 or August 29, 2003.

SYSCO has a commercial paper program in the United States which was supported by a bank credit facility in the amount of $450,000,000 as of June 28, 2003 maturing in fiscal 2008. SYSCO also has a commercial paper program in Canada which is supported by a bank credit facility in the amount of $100,000,000 in Canadian dollars maturing in fiscal 2004. During fiscal 2003, 2002 and 2001, commercial paper and short-term bank borrowings ranged from approximately $55,813,000 to $495,703,000, $51,472,000 to $538,362,000, and $157,631,000 to $411,790,000, respectively. Commercial paper borrowings were $151,748,000 as of June 28, 2003 and $92,755,000 as of August 29, 2003. The company intends to settle outstanding commercial paper borrowings when they come due by issuing additional debt or retiring them utilizing cash generated from operations.

Total debt at June 28, 2003 was $1,372,236,000, of which approximately 88% was at fixed rates averaging 5.7% and the remainder was at floating rates averaging 2.5%. SYSCO continues to have borrowing capacity available and alternative financing arrangements are evaluated as appropriate.

In summary, SYSCO believes that through continual monitoring and management of assets together with the availability of additional capital in the financial markets, it will meet its cash requirements while maintaining proper liquidity for normal operating purposes.

Contractual Obligations The following table sets forth certain information concerning SYSCO's obligations to make future payments under contracts, such as debt and lease agreements:

	Payments Due by Period						
(In thousands)	Total Obligations	0-1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Over 5 Years
Short-term debt and commercial paper	**$ 151,748**	$101,822	$ —	$ —	$ —	$ 49,926	$ —
Long-term debt	**1,186,960**	15,514	152,881	418,103	102,913	4,094	493,455
Capital lease obligations	**33,528**	5,433	4,733	2,664	942	433	19,323
Long-term non-capitalized leases	**270,288**	53,673	45,706	38,041	27,317	20,830	84,721
Total contractual cash obligations	**$1,642,524**	$176,442	$203,320	$458,808	$131,172	$ 75,283	$597,499

Included in other long-term liabilities of $289,998,000 as of June 28, 2003 are Sysco's obligations related to pension and deferred compensation plans.

Market Risk SYSCO does not utilize financial instruments for trading purposes. SYSCO's use of debt directly exposes the company to interest rate risk. Floating rate debt, where the interest rate fluctuates periodically, exposes the company to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes the company to changes in market interest rates reflected in the fair value of the debt and to the risk that the company may need to refinance maturing debt with new debt at a higher rate.

SYSCO manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. At June 28, 2003, the company had no interest rate swap agreements outstanding. At June 28, 2003 the company had outstanding $151,748,000 of commercial paper at variable rates of interest with maturities through October 2, 2003. The company's long-term debt obligations of $1,249,467,000 were primarily at fixed rates of interest.

The following table presents principal cash flows and related weighted-average interest rates by expected maturity dates. All amounts are stated in U.S. dollar equivalents.

	Fiscal Year							
(In thousands)	2004	2005	2006	2007	2008	Thereafter	**Total**	Fair Value
U.S. $ Denominated:								
Fixed Rate Debt	$ 20,616	$157,328	$ 420,390	$ 103,380	$ 4,015	$ 478,236	**$1,183,965**	$1,319,714
Average Interest Rate	5.3%	6.5%	4.0%	7.2%	7.9%	6.4%	**5.6%**	
Floating Rate Debt	$ —	$ —	$ —	$ —	$ 49,926	$ 15,000	**$ 64,926**	$ 64,926
Average Interest Rate	—	—	—	—	1.2%	1.3%	**1.3%**	
Canadian $ Denominated:								
Fixed Rate Debt	$ 331	$ 286	$ 377	$ 475	$ 512	$ 19,542	**$ 21,523**	$ 23,991
Average Interest Rate	6.5%	6.0%	7.1%	7.5%	7.6%	9.5%	**9.3%**	
Floating Rate Debt	$101,822	$ —	$ —	$ —	$ —	$ —	**$ 101,822**	$ 101,822
Average Interest Rate	3.4%	—	—	—	—	—	**3.4%**	

The company does not believe that its operations in Canada exposes it to significant foreign exchange risk.

Sales Sales increased 11.9% in fiscal 2003, 7.2% in fiscal 2002 and 12.8% in fiscal 2001. The annual sales increases were attributable to a variety of factors, including the progress of SYSCO's Customers Are Really Everything to SYSCO (C.A.R.E.S.) customer relationship initiatives, a persistent focus on increasing sales to marketing associate-served customers, the continuing recognition by customers of the quality and value of SYSCO Brand products, the overall growth in the foodservice industry and acquisitions. Real sales growth, calculated as total sales growth less non-comparable acquisitions and adjusted for internally estimated product cost inflation or deflation, was approximately 6.7% in fiscal 2003. Acquisitions represented 5.2% of sales increases for fiscal 2003 and there was no inflation or deflation. Product costs trended upward during the last half of the fiscal year, reversing the deflationary pressures experienced during the first half of the year, resulting in a flat rate for the entire year. Real sales growth is a non-GAAP financial measure as defined by the Securities and Exchange Commission. Management believes it is a useful indicator of the company's organic growth without regard to aquisitions and inflation.

After adjusting for acquisitions and inflation, real sales growth was approximately 2.7% in 2002. Acquisitions represented 3.4% of sales increases for fiscal 2002 and inflation was 1.1%. After adjusting for acquisitions and inflation, real sales growth was approximately 5.8% in fiscal 2001. Acquisitions represented 4.5% of total sales in fiscal 2001 and inflation was approximately 2.5%. The lower sales growth in 2002 was attributable to the overall softness in the economy and comparisons to sales increases in fiscal 2001.

Industry sources estimate the total foodservice market experienced a real sales decline of approximately 0.3% in calendar year 2002 and zero real sales growth in calendar year 2001.

SYSCO's sales for fiscal 2001 through 2003 were as follows:

Fiscal Year	Sales	% Increase
2003	**$ 26,140,337,000**	**11.9%**
2002	23,350,504,000	7.2
2001	21,784,497,000	12.8

A comparison of the sales mix in the principal product categories during the last three years is presented below:

	2003	2002	2001
Canned and dry products	19%	19%	19%
Fresh and frozen meats	18	18	18
Frozen fruits, vegetables, bakery and other	14	13	13
Poultry	10	10	10
Dairy products	9	9	9
Fresh produce	8	9	9
Paper and disposables	8	8	8
Seafoods	6	6	6
Beverage products	3	3	3
Janitorial products	2	2	2
Equipment and smallwares	2	2	2
Medical supplies	1	1	1
	100%	100%	100%

A comparison of sales by type of customer during the last three years is presented below:

	2003	2002	2001
Restaurants	63%	63%	64%
Hospitals and nursing homes	10	10	11
Schools and colleges	6	6	6
Hotels and motels	6	6	5
All other	15	15	14
	100%	100%	100%

Cost of Sales Cost of sales increased approximately 12.1% in fiscal 2003, 6.9% in fiscal 2002 and 11.9% in fiscal 2001. In fiscal 2003, the increase in cost of sales resulted in gross margins as a percent of sales decreasing 0.08 percentage points compared to the prior year. This decrease was primarily attributable to two factors. First, multi-unit sales growth of 13.3% was greater than marketing associate-served sales growth of 10.5%. Multi-unit sales tend to have lower gross margins (coupled with lower expenses) than marketing associate-served sales. Secondly, fresh-cut meat sales grew as a percentage of overall sales. As these are higher price and lower gross margin percentage products, this had the effect of decreasing overall gross margins as a percent of sales even as gross margin dollars increased. In 2002 and 2001, the rate of increase in cost of sales was less than the rate of sales increase leading to improved gross margins. The rate of increase in gross margins is influenced by SYSCO's overall customer and product mix, economies realized in purchasing and higher sales of SYSCO Brand products.

Operating Expenses Operating expenses include the costs of warehousing and delivering products as well as selling and administrative expenses. These expenses as a percent of sales were 14.7% for fiscal 2003 and 14.8% for fiscal 2002 and 2001. Changes in the percentage relationship of operating expenses to sales result from an interplay of several factors, including customer mix. Inflationary increases in operating costs generally have been offset through improved productivity.

The decrease in expenses in fiscal 2003 was primarily attributable to improved operating efficiencies as demonstrated by improving trends in key expense metrics including pieces sold per delivery and product line items sold per delivery. These operating expense improvements were partially offset by increases in net pension costs of $22,952,000 and by increases in expenses incurred in connection with the National Supply Chain initiative of $5,996,000.

Operating expenses in fiscal 2002 were negatively impacted by increased costs realized during the initial operating periods of fold-outs in Sacramento, California; Columbia, South Carolina; and Las Vegas, Nevada. In addition, the increase in marketing associate-served sales is accompanied by higher expenses to serve these customers.

Interest Expense Interest expense for fiscal 2003 increased $9,337,000, or approximately 14.8% over fiscal 2002, which had decreased $8,879,000, or approximately 12.4% below fiscal 2001. The increase in interest expense in fiscal 2003 was primarily due to increased borrowings, partially offset by decreases in interest rate levels. The decrease in interest expense in fiscal 2002 was primarily due to decreases in interest rates for short-term and commercial paper borrowings. Interest capitalized during construction periods for the past three years was $5,244,000 in fiscal 2003, $3,746,000 in fiscal 2002 and $2,995,000 in fiscal 2001.

Other, Net Other, net was income of $8,347,000 in fiscal 2003, an increase of $5,542,000 from the income of $2,805,000 in fiscal 2002. Fiscal 2002's income of $2,805,000 increased $2,906,000 from the $101,000 expense in fiscal 2001. Changes between the years result from fluctuations in miscellaneous activities, primarily gains and losses on the sale of surplus facilities.

Earnings Before Income Taxes Earnings before income taxes in fiscal 2003 rose $159,517,000, or approximately 14.5% above fiscal 2002 which had increased $134,215,000, or approximately 13.9%, over fiscal 2001. Additional sales and realization of operating efficiencies contributed to the increases.

Provision for Income Taxes The effective tax rate was 38.25% in fiscal 2003, 2002 and 2001. SYSCO anticipates an effective tax rate of 38.50% in fiscal 2004. The increase is attributable to the increasing effective rates of state income taxes.

Net Earnings Fiscal 2003 represents the twenty-seventh consecutive year of increased net earnings. Net earnings rose $98,501,000 or approximately 14.5% above fiscal 2002, which had increased $82,878,000 or approximately 13.9% over fiscal 2001. The increases were caused by additional sales, operating efficiencies and other factors discussed above.

Return on Average Shareholders' Equity The return on average shareholders' equity was approximately 36% in fiscal 2003 and 31% in fiscal 2002 and fiscal 2001. Since its inception, SYSCO has averaged in excess of an 18% return on average shareholders' equity before the cumulative effect of accounting changes.

Broadline Segment Broadline segment sales increased by 12.1% in fiscal 2003 as compared to fiscal 2002 and by 5.8% in fiscal 2002 as compared to fiscal 2001. The fiscal 2003 and 2002 sales growth was due primarily to increased sales to marketing associate-served and multi-unit customers, including increased sales of SYSCO Brand products, as well as the acquisition of a Canadian broadline foodservice operation. The sales growth was obtained through increased sales to the existing customer base as well as the acquisition of new customers. Broadline segment sales as a percentage of total SYSCO sales increased to 82.2% in fiscal 2003 from 82.1% in fiscal 2002 which decreased from 83.1% in fiscal 2001. The increase in fiscal 2003 was due primarily to the acquisition of a Canadian broadline foodservice operation. The decrease in fiscal 2002 was due primarily to acquisitions of specialty meat, lodging industry product and produce companies in the Other segments and greater percentage growth of specialty meat, lodging industry companies and SYGMA segment as a percentage of overall SYSCO sales.

Earnings before income taxes for the Broadline segment increased by 12.8% in fiscal 2003 as compared to fiscal 2002 and by 12.4% in fiscal 2002 as compared to fiscal 2001. The increases in earnings before income taxes for fiscal 2003 and fiscal 2002 were driven by improved operating efficiencies as well as increased sales to multi-unit and marketing associate-served customers and increases in sales of SYSCO Brand products.

SYGMA Segment SYGMA segment sales increased by 9.2% in fiscal 2003 as compared to fiscal 2002 and 10.6% in fiscal 2002 as compared to fiscal 2001. The fiscal 2003 sales growth was primarily due to sales growth in SYGMA's existing customer base as well as the aquisition of two quickservice operations. Sales growth in fiscal 2002 was due primarily to sales growth in SYGMA's existing customer base. SYGMA segment sales as a percentage of total SYSCO sales decreased to 11.2% in fiscal 2003 from 11.4% in fiscal 2002 which increased from 11.1% in fiscal 2001. The decrease in fiscal 2003 was due to the sales growth in the Broadline and Other segments.

Earnings before income taxes for the SYGMA segment increased by 3.4% in fiscal 2003 as compared to fiscal 2002 and 41.2% in fiscal 2002 as compared to fiscal 2001. The increase in fiscal 2003 was primarily due to increased sales. The increase in fiscal 2002 was due to operating efficiencies and improved labor productivity realized during the fiscal year.

Other Segments Other segment sales increased by 17.3% in fiscal 2003 as compared to fiscal 2002 and 23.9% in fiscal 2002 as compared to fiscal 2001. Other segment sales as a percentage of total SYSCO sales increased to 7.7% in fiscal 2003 from 7.3% in fiscal 2002 which increased from 6.3% in fiscal 2001. The increase in fiscal 2003 was primarily attributable to sales growth in our custom meat-cutting operations as well as the timing of acquisitions made during the year. The increase in fiscal 2002 was due primarily to the timing of acquisitions made during the year.

Earnings before income taxes for the Other segment increased by 4.8% in fiscal 2003 as compared to fiscal 2002 and 15.5% in fiscal 2002 as compared to fiscal 2001. The increase in fiscal 2003 was due primarily to the acquisition of a specialty distributor of products to the Asian foodservice market, increased earnings from increased gross margins and operating efficiencies at the company's specialty produce operations, and increased earnings from increased sales and gross margins at the company's specialty lodging industry products operations. These were offset by expenses incurred on a start-up operation supplying the health care industry and decreased earnings at the company's specialty meat-cutting operations. This decrease was primarily attributable to decreased gross margins as meat costs increased in a highly inflationary period. Gross margin percentages on products priced on a mark-up per pound basis are difficult to maintain during inflationary periods. The increase in fiscal 2002 was due primarily to the timing of acquisitions made during the periods presented but was offset by a decrease due to the downturn in demand in travel and resort destination cities which are serviced by certain of the specialty companies.

Critical Accounting Policies The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses in the accompanying financial statements. Significant accounting polices employed by SYSCO are presented in the notes to the financial statements.

Critical accounting policies are those that are most important to the portrayal of the company's financial condition and results of operations. These policies require management's most subjective or complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. Senior management has reviewed with the Audit Committee of the Board of Directors the development and selection of the critical accounting estimates and this related disclosure. SYSCO's most critical accounting policies pertain to the allowance for doubtful accounts receivable, self-insurance programs, pension plans and accounting for business combinations.

Allowance for Doubtful Accounts Receivable

SYSCO evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. In circumstances where the company is aware of a specific customer's inability to meet its financial obligation, a specific allowance for doubtful accounts is recorded to reduce the receivable to the net amount reasonably expected to be collected. In addition, allowances are recorded for all other receivables based on analysis of historical trends of write-offs and recoveries. The company utilizes specific criteria to determine uncollectible receivables to be written off including bankruptcy, accounts referred to outside parties for collection and accounts past due over specified periods. If the financial condition of SYSCO's customers were to deteriorate, additional allowances may be required.

Self-Insurance Program

SYSCO maintains a self-insurance program covering portions of workers' compensation, group medical, general liability and vehicle liability costs. The amounts in excess of the self-insured levels are fully insured. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. In an attempt to mitigate the risks of workers' compensation, vehicle and general liability claims, safety procedures and awareness programs have been implemented.

Pension Plans

SYSCO maintains defined benefit and defined contribution retirement plans for its employees. The company also contributes to various multi-employer plans under collective bargaining agreements. The defined benefit pension plans pay benefits to employees at retirement using formulas based on a participant's years of service and compensation. SYSCO also maintains a non-qualified, unfunded Supplementary Executive Retirement Plan (SERP) for key employees. In order to meet its obligations under the SERP, the company maintains life insurance policies on the lives of participants. SYSCO is the sole owner and beneficiary of such policies, which are excluded from plan assets in arriving at prepaid (accrued) benefit cost. Cash surrender values of such policies were $74,730,000 at June 28, 2003 and $71,418,000 at June 29, 2002.

SYSCO accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," as amended by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106." These statements require that the amounts recognized in the financial statements be determined on an actuarial basis. Three of the more critical assumptions in the actuarial calculations are the discount rate for determining the current value of plan benefits, the assumption for the rate of increase in future compensation levels and the expected rate of return on plan assets.

For guidance in determining the discount rate, SYSCO refers to rates of return on high-quality fixed-income investments, including, among other items, Moody's long-term AA corporate bond yields. The discount rate utilized by SYSCO was 6.00% and 7.25% as of June 28, 2003 and June 29, 2002, respectively. The discount rate assumption is reviewed annually and revised as deemed appropriate, as it was at June 28, 2003, when the discount rate was reduced to 6.00% from 7.25% and at June 29, 2002 when the discount rate was reduced to 7.25% from 7.50%.

The discount rate assumption utilized impacts the recorded amount of pension expense. The 0.25% decrease in the discount rate used at June 29, 2002 increased SYSCO's net pension expense for fiscal 2003 by approximately $5,500,000. The decrease in the discount rate of 1.25% at June 28, 2003 will increase SYSCO's pension expense for fiscal 2004 by approximately $35,300,000.

SYSCO looks to actual plan experience in determining the rates of increase in compensation levels. SYSCO used a plan specific age-related set of rates (equivalent to a single rate of 5.89%), as of June 28, 2003 and June 29, 2002.

The expected long-term rate of return on plan assets was 9.00% and 9.50% as of June 28, 2003 and June 29, 2002, respectively. The expectations of future returns are derived from a mathematical asset model that incorporates assumptions as to the various asset class returns, reflecting a combination of rigorous historical performance analysis and the forward-looking views of the financial markets regarding the yield on long-term bonds and the historical returns of the major stock markets. Although not determinative of future returns, the effective annual rate of return on plan assets, developed using geometric/compound averaging, was 12.1%, 7.5%, 2.7% and a negative 14.3% over the twenty-year, ten-year, five-year and one-year periods ended December 31, 2002, respectively. In addition, in nine of the last fifteen years, the actual return on plan assets has exceeded 9.50%. The rate of return assumption is reviewed annually and revised as deemed appropriate as it was at June 28, 2003 when the expected return was reduced to 9.00% from 9.50% and at June 29, 2002 when the expected return was reduced to 9.50% from 10.50%.

The expected return on plan assets impacts the recorded amount of pension expense. The 1% decrease in the assumed rate of return increased SYSCO's net pension expense for fiscal 2003 by approximately $4,900,000. The decrease in the expected return of 0.50% at June 28, 2003 will increase SYSCO's net pension expense for fiscal 2004 by approximately $3,400,000.

Amortization of unrecognized net asset losses increased pension expense for fiscal year 2003 by approximately $5,800,000 and is expected to further increase pension expense for fiscal year 2004 by approximately $4,200,000.

Changes in assumptions regarding the discount rate together with actual returns on plan assets below the expected return assumptions resulted in the company being required to reflect a cumulative adjustment to other comprehensive income with respect to minimum pension liability of $185,118,000, net of tax, as of June 28, 2003 and $65,435,000, net of tax, as of June 29, 2002. Minimum pension liability adjustments are non-cash adjustments that are reflected as an increase in the pension liability and an offsetting charge to shareholders' equity, net of tax, through comprehensive loss rather than net income.

The company's prepaid pension cost prior to the recognition of the additional minimum pension liability was $91,340,000 and $1,063,000 at June 28, 2003 and June 29, 2002, respectively. Included in arriving at accrued benefit cost as of June 28, 2003 and June 29, 2002, respectively, are $493,829,000 and $236,852,000 in deferred net actuarial losses resulting from the variance of actual experience from that projected by actuarial assumptions. A portion of this unrecognized loss is amortized and recognized in accordance with SFAS No. 87 in pension expense over time.

The company recognized net pension costs of $74,288,000, net of an expected asset return of $44,061,000, and $51,336,000, net of an expected asset return of $42,039,000, for fiscal years 2003 and 2002, respectively. Changes in the assumptions together with the normal growth of the plan and the impact of losses from prior periods, increased net pension cost $22,952,000 in fiscal 2003 and is expected to increase fiscal 2004 by $39,900,000.

The company's cash contributions to its pension plans were $164,565,000 and $83,136,000 in fiscal years 2003 and 2002, respectively. For the past several years no contributions have been required to be made to the qualified pension trust, as determined by government regulations; however, SYSCO has chosen to voluntarily make contributions. In fiscal 2004, contributions to the qualified pension trust will also not be required as determined by government regulations.

Accounting for Business Combinations

Goodwill and intangible assets represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, including goodwill and other intangible assets, as well as determining the allocation of goodwill to the appropriate reporting unit. In addition, SYSCO assesses the recoverability of these intangibles by determining whether the fair values of the applicable reporting units exceed their carrying values. The evaluation of fair value requires the use of projections, estimates and assumptions as to the future performance of the operations in performing a discounted cash flow analysis as well as assumptions regarding sales and earnings multiples that would be applied in comparable acquisitions in the industry. Actual results could differ from these assumptions and projections resulting in the company revising its assumptions and, if required, recognizing an impairment loss.

New Accounting Standards SYSCO adopted the provisions of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," effective at the beginning of fiscal 2003. As a result, the amortization of goodwill was discontinued. Management completed its assessment of the impact that the adoption of SFAS No. 142 had on the company's consolidated financial statements and determined that there was no impairment to the carrying value of goodwill. Had goodwill amortization been discontinued for all the fiscal years reported, SYSCO's pro forma net earnings and diluted earnings per share were $778,288,000 and $1.18 in fiscal 2003, $694,320,000 and $1.03 in fiscal 2002 and $608,998,000 and $0.90 in fiscal 2001.

SYSCO adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective in fiscal 2003. The adoption of SFAS No. 144 has not had a material effect on the company's consolidated financial statements.

SYSCO has adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain guarantees to be recorded at fair value and also requires a guarantor to make certain disclosures regarding guarantees. This interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements became effective for SYSCO's financial statements for the third quarter of fiscal 2003. The adoption of this interpretation did not have a material impact on SYSCO's consolidated financial statements or disclosures.

SYSCO adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," in the third quarter of fiscal 2003. SFAS No. 148 provides alternative methods of transition to SFAS No. 123, "Accounting for Stock-Based Compensation," fair value method of accounting for stock-based employee compensation if a company elects to adopt these provisions. SFAS No. 148 also specifies required disclosures of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

SYSCO has adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor." The provisions of EITF No. 02-16 are effective for fiscal periods beginning after December 15, 2002 with certain provisions effective for arrangements entered into after November 21, 2002. SYSCO's historical accounting policies are consistent with the provisions of EITF No. 02-16 and thus SYSCO chose to adopt this accounting policy during the third quarter of fiscal 2003. EITF No. 02-16 provides guidance as to the recognition and classification of monies received from vendors. The adoption of this consensus did not have an impact on SYSCO's consolidated financial statements.

SYSCO adopted the provisions of the EITF Issue 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination," effective October 2002. EITF No. 02-17 addresses the intangible asset recognition criteria of SFAS No. 141, "Business Combinations," and provides that an intangible asset related to customer relationship intangibles may exist even though the relationship is not evidenced by a contract. The adoption of this consensus did not have a material impact on SYSCO's consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Multiple-Deliverable Revenue Arrangements." EITF No. 00-21 addresses how to account for revenue arrangements with multiple deliverables and provides guidance relating to when such arrangements should be divided into components for revenue recognition purposes. The consensus will be effective for agreements entered into in fiscal 2004 with early adoption permitted. The adoption of this consensus will not have a material impact on SYSCO's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51." This interpretation introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The interpretation's consolidation provisions apply immediately to variable interests in variable interest entities (VIE's) created after January 31, 2003 and apply in the first fiscal year or interim period beginning after June 15, 2003 to VIE's acquired before February 1, 2003. The adoption of this interpretation will not have a material impact on SYSCO's consolidated financial statements.

Colin G. Campbell (67)[1,3*,5]
Elected: 1989
Chairman, President and
Chief Executive Officer,
Colonial Williamsburg Foundation

Judith B. Craven, M.D., M.P.H. (57)[3,6]
Elected: 1996
Retired President,
United Way of the Texas Gulf Coast

Jonathan Golden (66)[5,6]
Elected: 1984
Chairman,
Arnall Golden Gregory LLP

Thomas E. Lankford (56)[4,5,6]
Elected: 2000
President and Chief Operating Officer,
SYSCO Corporation

Richard G. Merrill (72)[1,2*,5]
Elected: 1983
Retired Executive Vice President,
The Prudential Insurance Company
of America

Frank H. Richardson (70)[1,3,5,6*]
Elected: 1993
Retired President and
Chief Executive Officer,
Shell Oil Company

Richard J. Schnieders (55)[4*,5*,6]
Elected: 1997
Chairman and Chief Executive Officer,
SYSCO Corporation

Phyllis S. Sewell (72)[2,3]
Elected: 1991
Retired Senior Vice President,
Federated Department Stores, Inc.

John K. Stubblefield, Jr. (57)[4]
Elected: 2003
Executive Vice President,
Finance and Administration
SYSCO Corporation

Richard G. Tilghman (63)[1*,2]
Elected: 2002
Retired Chairman,
SunTrust Bank Mid-Atlantic
and Retired Vice Chairman,
SunTrust Banks

Jackie M. Ward (65)[1,2]
Elected: 2001
Outside Managing Director,
Intec Telecom Systems

Board Committees
1 Audit
2 Compensation and Stock Option
3 Corporate Governance and Nominating
4 Employee Benefits
5 Executive
6 Finance
* Denotes Committee Chairman

DISTINGUISHED TENURE DIRECTORS

John W. Anderson
Retired Vice President,
Southwestern Bell Communications, Inc.

John F. Baugh
Founder and
Retired Senior Chairman,
SYSCO Corporation

Charles H. Cotros
Retired Chairman and CEO,
SYSCO Corporation

Frank A. Godchaux III
Chairman,
Riviana Foods, Inc.

Jabie S. Hardin
Retired Chairman,
Hardin's-Sysco Food Services, Inc.

Herbert Irving
Retired Vice Chairman of the Board,
SYSCO Corporation

Paul F. Kalat
Retired Chairman,
Hallsmith-Sysco Food Services

Fritz C. Knoebel
Retired Chairman,
Nobel/Sysco Food Services Company

Bill M. Lindig
Retired Chairman and CEO,
SYSCO Corporation

E. James Lowrey
Retired Executive Vice President -
Finance & Administration,
SYSCO Corporation

Donald H. Pegler, Jr.
Retired Chairman,
Pegler-Sysco Food Services Company

James A. Schlindwein
Retired Executive Vice President -
Merchandising Services,
SYSCO Corporation

Arthur J. Swenka
Retired Senior Vice President,
Foodservice Operations,
SYSCO Corporation

Thomas B. Walker, Jr.
Retired Limited Partner,
The Goldman Sachs Group, Inc.

John F. Woodhouse
Retired Chairman and CEO,
SYSCO Corporation

Eugene M. Bohlmeyer
Chairman,
Sysco Food Services of
Baraboo, LLC
(Term Expires 2003)

Robert J. Davis
President,
Sysco Food Services of
Charlotte, LLC
(Term Expires 2004)

G. Kent Humphries,
President,
Sysco Food Services of
Baltimore, LLC
(Term Expires 2003)

Andrew L. Malcolm
President,
Malcolm Meats Company
(Term Expires 2004)

Michael J. McLoughlin
President,
Sysco Food Services of
San Francisco
(Term Expires 2004)

W. Keith Miller
President,
Sysco Food Services of
Houston, LP
(Term Expires 2003)

Paul V. Strano
President,
Sysco Food Services of
Central Ontario, Inc.
(Term Expires 2004)

Clifford W. Stanley
President,
Guest Supply, Inc.
(Term Expires 2003)

CORPORATE OFFICERS

Larry J. Accardi
Executive Vice President,
Merchandising Services &
Multi-Unit Sales; President,
Specialty Distribution

K. Susan Billiot
Assistant Vice President,
Human Resources

Cameron L. Blakely
Vice President, eBusiness and
Baugh Supply Chain
Cooperative Supplier Services

Jack D. Carlson
Vice President,
Real Estate and Construction

John S. Carlson
Vice President, Marketing

Kenneth J. Carrig
Senior Vice President,
Administration

Robert G. Culak
Vice President, Financial
Reporting and Compliance

Gary W. Cullen
Vice President,
Distribution Services

Twila M. Day
Assistant Vice President,
Technology and Applications

William B. Day
Vice President,
Supply Chain Management

Kirk G. Drummond
Vice President and
Chief Information Officer

G. Mitchell Elmer
Vice President and Controller

Albert L. Gaylor
Assistant Vice President,
Marketing Services

James C. Graham
Senior Vice President,
Foodservice Operations
(Southwest Region)

Charles A. Hastreiter
Assistant Vice President,
Merchandising Services

William Holden
Senior Vice President,
Foodservice Operations
(Northeast Region)

Alan W. Kelso
Assistant Vice President,
Safety and Labor Relations

Thomas P. Kurz
Deputy General Counsel

James E. Lankford
Senior Vice President,
Foodservice Operations
(Western Region)

Thomas E. Lankford
President and
Chief Operating Officer

John Locke
Vice President,
Merchandising Services

Gregory K. Marshall
Senior Vice President,
SYSCO; Chairman and
Chief Executive Officer,
The SYGMA Network, Inc.

John T. McIntyre
Assistant Vice President,
Merchandising Services

Mary Beth Moehring
Vice President, Training and
Organizational Development

Jesse E. Morris
Assistant Controller

Michael C. Nichols
Vice President,
General Counsel and
Corporate Secretary

Kathy Oates
Assistant Treasurer

John M. Palizza
Assistant Treasurer

Larry G. Pulliam
Senior Vice President,
Merchandising Services

Timothy R. Reed
Assistant Controller

Dale K. Robertson
Vice President, Multi-Unit
Sales - Customer
Development

Barry Robinson
Assistant Vice President,
Healthcare Sales and
Marketing

Diane Day Sanders
Vice President and Treasurer

Richard J. Schnieders
Chairman and
Chief Executive Officer

David B. Smallwood
Vice President,
Multi-Unit Sales

Stephen F. Smith
Senior Vice President,
Foodservice Operations
(Southeast Region)

Bruce L. Soltis
Senior Vice President,
Canadian Foodservice
Operations

Kenneth F. Spitler
Executive Vice President,
Foodservice Operations

John K. Stubblefield, Jr.
Executive Vice President,
Finance and Administration

Brian M. Sturgeon
Vice President, SYSCO;
President & Chief Operating
Officer, FreshPoint, Inc.

Robert C. Thurber
Vice President,
Merchandising Services

Thomas G. Wason
Vice President, Perishables

Craig G. Watson
Vice President,
Quality Assurance

James D. Wickus
Senior Vice President,
Foodservice Operations
(Midwest Region)

Mark Wisnoski
Assistant Vice President,
Employee Benefits

GENERAL INFORMATION

Corporate Offices
SYSCO Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
(281) 584-1390
Internet: http://www.sysco.com

Annual Shareholders' Meeting
Omni Houston Hotel
Four Riverway
Houston, Texas 77056
November 7, 2003 at 10:00 a.m.

Independent Auditors
Ernst & Young LLP
Houston, Texas

Counsel
Arnall Golden Gregory LLP
Atlanta, Georgia

Common Stock and Dividend Information
SYSCO's common stock is traded on the New York Stock Exchange under the symbol "SYY."

The company has consistently paid quarterly cash dividends on its common stock and has increased the dividend 34 times in its 33 years as a public company. The current quarterly cash dividend is $0.11 per share.

Form 10-K and Financial Information
A copy of the fiscal 2003 Form 10-K Annual Report filed with the Securities and Exchange Commission, as well as copies of financial reports and other company literature, can be found on our web site at http://www.sysco.com, or may be obtained without charge upon written request to the Investor Relations Department, SYSCO Corporation, at the corporate offices, or by calling 1-800-337-9726.

Dividend Reinvestment Plan with Optional Cash Purchase Feature
SYSCO's Dividend Reinvestment Plan provides a convenient way for shareholders of record to reinvest quarterly cash dividends in SYSCO shares automatically, with no service charge or brokerage commissions.

The Plan also permits registered shareholders to invest additional money to purchase shares. In addition, certificates may be deposited directly into a Plan account for safekeeping and may be sold directly through the Plan for a modest fee.

Shareholders desiring information about the Dividend Reinvestment Plan with Optional Cash Purchase Feature may obtain a brochure and enrollment form by contacting the Transfer Agent, EquiServe Trust Co., N.A., at 1-800-730-4001.

Shareholder Information
For information or assistance regarding individual stock records, Dividend Reinvestment Plan with Optional Cash Purchase Feature, dividend or tax information, replacement of stock certificates and transfer instructions, please contact the following:

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P. O. Box 43010
Providence, RI 02940-3010
1-800-730-4001
Internet: http://www.equiserve.com

Investor Contact
Financial analysts and other investment professionals should direct inquiries to:

John M. Palizza, Assistant Treasurer
(281) 584-1308

Toni R. Spigelmyer, Director,
Investor/Media Relations
(281) 584-1458

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements about anticipated sales growth, industry growth and increased market share, SYSCO's long-term growth objectives with respect to sales, earnings, return on equity, long-term debt and capitalization, anticipated capital expenditures, ability to meet future cash requirements and remain profitable, completion and expected benefits of redistribution centers, and completion, timing and anticipated benefits of fold-outs and acquisitions.

These statements are based on management's current expectations and estimates; actual results may differ materially. Decisions to pursue fold-outs and acquisitions or to construct redistribution and other facilities and expenditures for such could vary depending upon construction schedules and the timing of other purchases, such as fleet and equipment, while redistribution facility, fold-out and acquisition timing and results could be impacted by competitive conditions, labor issues and other matters. The ability to pursue acquisitions also depends upon the availability and suitability of potential candidates and management's allocation of capital. Industry growth may be affected by general economic conditions. SYSCO's ability to achieve anticipated sales growth and other long-term growth objectives, increase market share, meet future cash requirements and remain profitable could be affected by competitive price pressures, availability of supplies, work stoppages, success or failure of consolidated buying plan initiatives, successful integration of acquired companies, conditions in the economy and the industry and internal factors such as the ability to control expenses.

For a discussion of additional risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2003.

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SYSCO Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
(281) 584-1390
www.sysco.com